                                               FILED PURSUANT TO RULE 424(b)(3)
                                           REGISTRATION STATEMENT NO. 333-50493

                        [LETTERHEAD OF FP BANCORP, INC.]

                                                                  April 20, 1998

To the stockholders of FP Bancorp, Inc.:

  You are cordially invited to attend a Special Meeting of stockholders of FP Bancorp, Inc. ("FP") to be held on Friday, May 22, 1998 at 10:00 a.m., local time, at the California Center for the Arts, Escondido, located at 340 North Escondido Boulevard, Escondido, California. At the Special Meeting, you will be asked to consider and vote on a proposal to approve the proposed merger of FP with and into Zions Bancorporation ("Zions"), pursuant to an Agreement and Plan of Merger, dated as of December 29, 1997, by and between Zions and FP. Upon the merger becoming effective, each issued and outstanding share of common stock of FP will be converted into the right to receive 0.627 (the "Exchange Ratio") shares of common stock, no par value, of Zions.

  THE BOARD OF DIRECTORS OF FP HAS CONCLUDED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF FP AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT FP STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER. Sandler O'Neill & Partners, L.P., FP's financial advisor, has delivered to the FP Board of Directors its opinion, dated April 20, 1998, that the Exchange Ratio is fair, from a financial point of view, to the FP stockholders.

  Consummation of the merger is subject to certain conditions, including the approval of the merger by the FP stockholders and various regulatory authorities and the receipt of an opinion of counsel and an opinion of KPMG Peat Marwick LLP in respect of certain federal income tax consequences of the merger. Subject to satisfaction or waiver of the foregoing conditions, the merger currently is expected to close in the second quarter of 1998.

  The enclosed Notice of Special Meeting of Stockholders and Proxy Statement-Prospectus describe the merger and provide specific information concerning the Special Meeting. Please read these materials carefully and consider the information contained in them.

  It is important that your shares be represented and voted at the Special Meeting regardless of the number of shares you own and whether or not you plan to attend the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of FP common stock entitled to vote at the Special Meeting is required for approval of the merger. Your failure to vote for approval of the merger has the same effect as a vote against the merger.

  We urge each of you to sign, date and mail the enclosed proxy promptly in the enclosed postage-paid envelope, whether or not you currently plan to attend the Special Meeting. Returning your proxy card now will not prevent you from voting in person at the Special Meeting, but will assure that your vote is counted if you are unable to attend. If you decide to attend the Special Meeting and wish to vote in person, you may withdraw your proxy at that time. Please do not send in certificates for your shares of FP common stock at this time. Instructions for exchange of stock certificates will be sent to FP stockholders upon consummation of the merger.

/s/ MARK N. BAKER                    /s/ HARVEY L. WILLIAMSON

Mark N. Baker                        Harvey L. Williamson
Chairman                             President and Chief Executive Officer

                               FP BANCORP, INC.
                            613 WEST VALLEY PARKWAY
                       ESCONDIDO, CALIFORNIA 92025-4929

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MAY 22, 1998

                               ----------------

  NOTICE IS HEREBY GIVEN that a Special Meeting of stockholders of FP Bancorp, Inc., a Delaware corporation ("FP"), has been called by the Board of Directors of FP and will be held at the California Center for the Arts, Escondido, located at 340 North Escondido Boulevard, Escondido, California, on Friday, May 22, 1998 at 10:00 a.m., local time.

  The purposes of the Special Meeting are:

    (1) to consider and vote on a proposal to approve the proposed merger (the "Merger") of FP with and into Zions Bancorporation, a Utah corporation ("Zions"), pursuant to an Agreement and Plan of Merger, dated as of December 29, 1997, by and between Zions and FP. As a result of the Merger, FP would be merged with and into Zions with Zions being the surviving corporation, and the separate existence of FP shall cease; and

    (2) to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

  Holders of record of shares of FP common stock at the close of business on April 13, 1998, the record date for the Special Meeting, are entitled to notice of and to vote at the Special Meeting or at any postponements or adjournments thereof. The affirmative vote of the holders of a majority of the outstanding shares of common stock of FP is required to approve the Merger.

  The Board of Directors of FP has concluded that the Merger is fair to and in the best interests of FP and its stockholders and unanimously recommends that the FP stockholders vote for the approval of the Merger.

  The terms of the Merger and the Zions common stock to be issued in connection therewith are described in detail in the accompanying Proxy Statement-Prospectus. To ensure that your vote will be counted, please complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope, whether or not you currently plan to attend the Special Meeting. You may revoke your proxy in the manner described in the accompanying Proxy Statement-Prospectus at any time before it is voted at the Special Meeting.

                                          By Order of the Board of Directors,

                                          /s/ Gary W. Deems

                                          Gary W. Deems
                                          Secretary

Escondido, California
April 20, 1998

                               ----------------

  YOUR VOTE IS IMPORTANT. THEREFORE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU SHOULD DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE SPECIAL MEETING, YOU WILL BE ENTITLED TO VOTE IN PERSON EVEN IF YOU PREVIOUSLY SUBMITTED A PROXY.

  YOU SHOULD NOT SEND IN CERTIFICATES FOR YOUR SHARES OF FP COMMON STOCK AT THIS TIME.

                               ----------------

                                PROXY STATEMENT

                               FP BANCORP, INC.

                  SPECIAL MEETING TO BE HELD ON MAY 22, 1998

                               ---------------

                                  PROSPECTUS

                             ZIONS BANCORPORATION

                                 COMMON STOCK
                           (NO PAR VALUE PER SHARE)

                               ---------------

  This Proxy Statement-Prospectus is being furnished to the holders (the "FP Stockholders") of common stock, par value $.001 per share (the "FP Common Stock") of FP Bancorp, Inc., a Delaware corporation ("FP"), in connection with the solicitation of proxies by the Board of Directors of FP (the "FP Board") from holders of outstanding shares of FP Common Stock, for use at a special meeting of stockholders of FP to be held at the California Center for the Arts, Escondido, located at 340 North Escondido Boulevard, Escondido, California, on Friday, May 22, 1998 at 10:00 a.m., local time, and at any adjournments and postponements thereof (the "Special Meeting").

  At the Special Meeting, FP Stockholders will be asked to consider and vote to approve the proposed merger (the "Merger") of FP with and into Zions Bancorporation, a Utah corporation ("Zions"), with Zions being the corporation surviving the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), pursuant to an Agreement and Plan of Merger, dated as of December 29, 1997 (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and between Zions and FP, which is attached as Appendix A to this Proxy Statement-Prospectus and is incorporated herein by reference.

  Under the Merger Agreement, each share of FP Common Stock issued and outstanding at the Effective Time (as defined herein) (other than shares of FP Common Stock owned by FP or any of its subsidiaries or by Zions or any of its subsidiaries ("Treasury Stock")) will be converted automatically at the Effective Time into the right to receive 0.627 of a share (the "Exchange Ratio") of common stock of Zions ("Zions Common Stock"), with any rights attached thereto under or by virtue of the Zions Rights Plan (as defined herein). Based upon the representations and warranties of FP in the Merger Agreement regarding the number of shares of FP Common Stock (and options to acquire FP Common Stock) outstanding as of the date thereof, assuming no cash is paid in lieu of fractional shares, and not including shares held by Zions or its affiliates, 2,058,531 shares of Zions Common Stock would be issued in the Merger. The Merger Agreement also provides for the conversion upon consummation of the Merger of all stock options (the "FP Stock Options") outstanding under the FP Stock Plan (as defined herein) into options to acquire shares of Zions Common Stock, appropriately adjusted to reflect the Exchange Ratio.

  This Proxy Statement-Prospectus constitutes a prospectus of Zions in respect of up to 2,058,531 shares of Zions Common Stock to be issued upon consummation of the Merger pursuant to the Merger Agreement.

  The outstanding shares of Zions Common Stock are traded on the Nasdaq National Market ("NASDAQ"). The last reported closing price of Zions Common Stock on NASDAQ on April 17, 1998 was $51.625 per share.

  This Proxy Statement-Prospectus and the accompanying proxy cards are first being mailed to stockholders of FP on or about April 20, 1998.

                               ---------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT- PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE SHARES OF ZIONS  COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS,
     DEPOSITS  OR OTHER OBLIGATIONS OF A BANK OR SAVINGS  ASSOCIATION AND
        ARE  NOT INSURED BY THE FEDERAL DEPOSIT  INSURANCE CORPORATION
           OR ANY GOVERNMENTAL AGENCY.

                               ---------------

        THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS APRIL 20, 1998.

                             AVAILABLE INFORMATION

  Zions and FP are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and each, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, at prescribed rates. Copies of such materials can also be obtained at prescribed rates by mail addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, Zions Common Stock and FP Common Stock are quoted on NASDAQ, and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  This Proxy Statement-Prospectus constitutes a part of a registration statement on Form S-4 (together with all amendments and exhibits, the "Registration Statement") filed by Zions with the Commission under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), with respect to the shares of Zions Common Stock to be issued in connection with the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement-Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement-Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are qualified in their entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the Commission, Public Reference Section, Washington, D.C. 20549.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission by Zions are hereby incorporated herein by reference and made a part hereof:

    (a) Zions' Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 27, 1998.

    (b) Zions' Current Reports on Form 8-K filed on February 6, 1998, April 3, 1998 and April 15, 1998.

    (c) Zions' Registration Statement on Form 8-A dated January 20, 1998.

    (d) The description of Zions Common Stock (which is registered under
  Section 12 of the Exchange Act) which is contained in Zions' registration statement on Form 10, and any amendment or report filed for the purpose of updating such description.

    (e) The description of the Zions Rights Plan contained in Zions' Registration Statement on Form 8-A dated October 10, 1996, and any amendment or report filed for the purpose of updating such description.

    (f) Zions' Proxy Statement dated March 25, 1998.

  The following documents filed with the Commission by FP are hereby incorporated herein by reference and made a part hereof:

    (a) FP's Annual Report on Form 10-KSB for the year ended December 31, 1997, filed on March 13, 1998.

    (b) FP's Current Reports on Form 8-K filed on January 6, 1998, and February 11, 1998.

    (c) FP's Proxy Statement for the Annual Meeting of stockholders held on May 27, 1997.

  All documents and reports filed by Zions or FP pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meeting shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing and any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded. Such incorporation by reference shall not be deemed specifically to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

                               ----------------

  THIS PROXY STATEMENT-PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS ARE AVAILABLE UPON REQUEST AND WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT-PROSPECTUS HAS BEEN DELIVERED. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO ZIONS BANCORPORATION, ONE SOUTH MAIN, SUITE 1380, SALT LAKE CITY, UTAH 84111, ATTENTION: DALE M. GIBBONS, CHIEF FINANCIAL OFFICER (801-524-
4787), AS TO ZIONS DOCUMENTS; AND FP BANCORP, INC., 613 WEST VALLEY PARKWAY, ESCONDIDO, CALIFORNIA 92025-4929, ATTENTION: MICHAEL J. PERDUE, CHIEF OPERATING OFFICER (760-739-6501) AS TO FP DOCUMENTS. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST SHOULD BE MADE NOT LATER THAN MAY 12, 1998.

  All information contained in this Proxy Statement-Prospectus with respect to Zions and its subsidiaries has been supplied by Zions, and all information with respect to FP and its subsidiaries has been supplied by FP.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION. NEITHER DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS PROXY STATEMENT-PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR THEREIN SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

                               ----------------

                          FORWARD-LOOKING STATEMENTS

  Certain statements included or incorporated by reference in this Proxy Statement-Prospectus, including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Zions or FP to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic conditions in Zions' or FP's market areas; variances in interest rates; changes in or amendments to regulatory authorities capital requirements or other regulations applicable to Zions' or FP's banking subsidiaries; increased competition for loans and deposits; and other factors referred to elsewhere in this Proxy Statement-Prospectus and the documents incorporated by reference herein. GIVEN THESE UNCERTAINTIES, FP STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. Zions and FP disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included or incorporated by reference herein to reflect future events or developments.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   2
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................   2
SUMMARY....................................................................   6
  The Companies............................................................   6
  The Special Meeting......................................................   7
  The Merger...............................................................   8
  The Merger Agreement.....................................................  10
  Comparison of Shareholder Rights; "Anti-Takeover" Provisions.............  11
  Markets and Market Prices................................................  11
  Selected Financial Information...........................................  12
  Comparative Per Share Data...............................................  13
THE COMPANIES..............................................................  14
  Zions....................................................................  14
  FP.......................................................................  14
THE SPECIAL MEETING........................................................  16
  Date, Time and Place.....................................................  16
  Matters to be Considered at the Special Meeting..........................  16
  Record Date; Stock Entitled to Vote......................................  16
  Votes Required; Quorum...................................................  16
  Voting of Proxies........................................................  16
  Revocability of Proxies..................................................  17
  Solicitation of Proxies..................................................  17
  Security Ownership of Certain Beneficial Owners and Management...........  17
THE MERGER.................................................................  18
  Background of the Merger.................................................  18
  Effect of Merger.........................................................  20
  Reasons for the Merger; Recommendation of the Board of Directors.........  21
  Opinion of Financial Advisor.............................................  23
  Certain Federal Income Tax Consequences..................................  28
  Regulatory Approvals.....................................................  29
  Resale of Zions Common Stock.............................................  31
  Interests of Certain Persons in the Merger...............................  31
  Accounting Treatment.....................................................  35
THE MERGER AGREEMENT.......................................................  36
  The Merger...............................................................  36
  Conversion of FP Common Stock............................................  36
  Effective Time...........................................................  36
  Exchange of Stock Certificates...........................................  36
  Conduct of Business Prior to the Merger..................................  37
  Certain Covenants........................................................  38
  Conditions...............................................................  40
  Waiver and Amendment.....................................................  41
  Termination..............................................................  41
THE STOCKHOLDER AGREEMENTS.................................................  42
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF FP.........................  44

                                                                           PAGE
                                                                           ----
CERTAIN DIFFERENCES IN THE RIGHTS OF ZIONS SHAREHOLDERS AND FP
 STOCKHOLDERS.............................................................  47
VALIDITY OF ZIONS COMMON STOCK............................................  51
EXPERTS...................................................................  51

                               LIST OF APPENDICES

 Appendix A --Agreement and Plan of Merger, dated as of December 29, 1997, between Zions and FP (as amended by the First Amendment to Agreement and Plan of Merger, dated as of February 27, 1998, between Zions and FP).
 Appendix B --Opinion of Sandler O'Neill & Partners, L.P.

                                    SUMMARY

  The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Proxy Statement-Prospectus, the Appendices and the documents incorporated by reference. FP Stockholders are urged to read carefully this Proxy Statement-Prospectus, including the Appendices and the documents incorporated by reference, in its entirety. Unless the context otherwise requires, references to "Zions" herein shall be to Zions and its subsidiaries and references to "FP" herein shall be to FP and its subsidiary.

THE COMPANIES

 Zions

  Zions is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions' principal executive offices are located at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone: 801-524-4787). Zions is the second largest bank holding company headquartered in Utah. Zions' principal banking subsidiary is Zions First National Bank ("ZFNB"), located in Salt Lake City, Utah, which as of December 31, 1997 had 129 offices located throughout the States of Utah and Idaho, plus one foreign office, for a total of 130 banking offices, including its head office. ZFNB is the second largest commercial banking organization headquartered in the State of Utah.

  Under local management teams, Zions also operates the following full-service community banking offices:

               NAME                               GENERAL          TOTAL NUMBER
               ----                             MARKET AREA        OF BRANCHES
                                                ------------       ------------
   Nevada State Bank..................... Nevada                        40
   National Bank of Arizona.............. Arizona                       30
   Centennial Savings Bank, F.S.B........ Western Colorado,
                                           Northwest New Mexico          7
   Pitkin County Bank and Trust Co....... Aspen, Colorado                4
   Valley National Bank of Cortez,        Western Colorado               3
    Colorado.............................
   Vectra Bank........................... Denver/Boulder, Colorado      16
   The First National Bank in Alamosa.... Alamosa, Colorado              3
   Tri-State Bank........................ Denver, Colorado               2
   Grossmont Bank........................ San Diego, California         15

  On December 22, 1997, Zions agreed to purchase SBT Bankshares Inc., a Colorado corporation ("SBT"), pursuant to which SBT will merge with and into a subsidiary of Zions; State Bank and Trust, a subsidiary of SBT, operates two branches in Colorado Springs, Colorado. On January 22, 1998, Zions agreed to acquire Routt County National Bank Corporation ("Routt") and its banking subsidiary, First National Bank of Colorado ("FNBC"), in exchange for Zions Common Stock.

  On March 25, 1998, Zions entered into an agreement and plan of merger by and among Zions, SBC Acquisition Corp. ("SBC") and The Sumitomo Bank of California, pursuant to which SBC, an indirect wholly owned subsidiary of Zions, will merge with and into The Sumitomo Bank of California ("Sumitomo Merger"). Thereafter, The Sumitomo Bank of California will merge with and into Grossmont Bank, a wholly-owned subsidiary of Zions ("Grossmont"). Assuming the Sumitomo Merger is approved by the stockholders of The Sumitomo Bank of California and all applicable regulatory authorities, and if all other conditions to the Sumitomo Merger are satisfied, the Sumitomo Merger is expected to be consummated in the third quarter of 1998. Audited balance sheets for the years ended December 31, 1997 and 1996 and audited statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995 for The Sumitomo Bank of California and unaudited summary pro forma condensed balance sheet and income statement information for the Sumitomo Merger have been filed by Zions in a Current Report on Form 8-K dated April 15, 1998 and are incorporated herein by reference. The unaudited pro forma condensed financial statements for the Sumitomo Merger do not give effect to the proposed acquisition by Zions of SBT, Routt and FP.

  At December 31, 1997, Zions had total consolidated assets of approximately $9.522 billion, deposits of $6.854 billion, shareholders' equity of $655 million and long-term debt of $259 million, as compared with corresponding amounts of $7.116 billion, $5.120 billion, $555 million and $252 million, respectively at December 31, 1996. See "The Companies--Zions."

 FP

  FP, a Delaware corporation, was organized in 1995 and is registered as a bank holding company under the BHCA. FP is the successor to FP Bancorp, a California corporation, organized in 1984. FP is headquartered in Escondido, California, a city in northern San Diego County, approximately 35 miles north of downtown
San Diego. FP conducts all of its business activities through branches of its wholly-owned subsidiary bank, First Pacific National Bank ("FPNB"), which operates five branches in northern San Diego County and three branches in southern Riverside County. Unless otherwise indicated, all references to the business and assets of FP include the business and assets of FPNB. FP's administrative offices are located at 613 West Valley Parkway, Escondido, California 92025-4929, telephone (760) 741-3312.

  FPNB focuses on providing commercial banking services in northern San Diego County and southern Riverside County. From the time FPNB was formed, management has worked to build a reputation for service to businesses and professionals and, through efforts of its board of directors and management, has sought to maintain an identity as a community-oriented commercial bank.

  Since 1993, through a series of debt and securities offerings and acquisitions of other institutions and branches, FP has grown considerably. As of December 31, 1993, FP had assets of $165,441,000 and as of December 31, 1997 FP had assets of $353,204,000. As of December 31, 1997, FP had total deposits of $309,502,000 and total stockholders' equity of $26,189,000. Net earnings for the year ended December 31, 1997 were $4,383,000 as compared to net earnings of $4,208,000 for the year ended December 31, 1996, and net earnings of $1,911,000 for the year ended December 31, 1995. See "The Companies--FP."

THE SPECIAL MEETING

 Date, Time and Place

  The Special Meeting is scheduled to be held at the California Center for the Arts, Escondido, located at 340 North Escondido Boulevard, Escondido, California, on Friday, May 22, 1998 at 10:00 a.m., local time.

 Matters to be Considered at the Special Meeting

  The purposes of the Special Meeting are (a) to consider and vote upon the approval of the Merger and (b) to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof. See "The Special Meeting--Matters to be Considered at the Special Meeting."

 Record Date; Stock Entitled to Vote

  Only holders of record of FP Common Stock at the close of business on April 13, 1998 (the "Record Date") will be entitled to receive notice of, and to vote at, the Special Meeting and any postponements or adjournments thereof. As of the Record Date, there were 3,129,215 shares of FP Common Stock issued and outstanding. See "The Special Meeting--Record Date; Stock Entitled to Vote."

 Votes Required; Quorum

  The affirmative vote of the holders of at least a majority of the total number of outstanding shares of FP Common Stock entitled to vote at the Special Meeting is required to approve the Merger. Each holder of shares of FP Common Stock outstanding on the Record Date will be entitled to one vote for each share held of record upon each matter properly submitted at the Special Meeting and any postponement or adjournment thereof. A majority of all shares of FP Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. Abstentions and broker non-votes are each included in the determination of the number of shares present; however, they are not counted as votes in favor of the Merger. See "The Special Meeting--Votes Required; Quorum."

 Security Ownership of Certain Beneficial Owners and Management

  As of the Record Date, the directors, officers and one stockholder of FP beneficially held, in the aggregate, the ability to direct the voting with respect to 1,213,710 shares of FP Common Stock, comprising approximately 38.79% of the voting power of the FP Common Stock outstanding on the Record Date. In addition, pursuant to stockholder agreements (the "Stockholder Agreements"), all of the directors and one non-director in their capacity as FP Stockholders, together holding or controlling an aggregate of 1,213,710 shares of FP Common Stock (or approximately 38.79% of the shares of FP Common Stock outstanding on the Record Date) have agreed to vote their shares in favor of the Merger. See "The Special Meeting--Security Ownership of Certain Beneficial Owners and Management" and "The Stockholder Agreements."

THE MERGER

 Effect of Merger

  At the Effective Time, FP will merge with and into Zions, and Zions will be the Surviving Corporation in the Merger and will continue its corporate existence under Utah law. The separate corporate existence of FP will then cease. In addition, as promptly as practicable after the consummation of the Merger, FPNB will be merged with and into Grossmont (the "Bank Merger"), and Grossmont will be the resulting bank upon consummation of the Bank Merger.

  Upon the Merger becoming effective, each share of FP Common Stock issued and outstanding at the Effective Time (other than Treasury Stock) will be converted automatically into the right to receive 0.627 of a share of Zions Common Stock, with any rights attached thereto under or by virtue of the Zions Rights Plan. FP Stockholders will receive cash in lieu of fractional shares of Zions Common Stock. FP Stockholders who vote against the Merger will not be entitled to appraisal or dissenters' rights. See "The Merger Agreement-- Effective Time," "--The Merger" and "Certain Differences in the Rights of Zions Shareholders and FP Stockholders--Dissenters' Rights."

 Reasons for the Merger; Recommendation of the Board of Directors

  FP. The FP Board has unanimously approved the Merger Agreement and the transactions contemplated thereby. THE MEMBERS OF THE FP BOARD UNANIMOUSLY BELIEVE THAT THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO, AND ARE IN THE BEST INTERESTS OF, THE FP STOCKHOLDERS AND UNANIMOUSLY RECOMMEND A VOTE "FOR" THE MATTERS TO BE VOTED UPON BY THE FP STOCKHOLDERS IN CONNECTION WITH THE MERGER. THE CONCLUSION OF THE FP BOARD WITH RESPECT TO THE MERGER IS BASED UPON A NUMBER OF FACTORS. See "The Merger-- Background of the Merger," "--Reasons for the Merger; Recommendation of the Board of Directors" and "--Opinion of Financial Advisor."

  Zions. The Board of Directors of Zions (the "Zions Board") has unanimously approved the Merger Agreement and determined that the Merger and the issuance of the Zions Common Stock pursuant thereto are in the best interests of Zions and its shareholders. The approval of the Merger Agreement by the shareholders of Zions is not required.

 Opinion of Financial Advisor

  Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") has served as financial advisor to FP in connection with the Merger and has delivered its opinion to the FP Board that, as of December 29, 1997, the Exchange Ratio was fair, from a financial point of view, to the FP Stockholders. Sandler O'Neill has also delivered its written opinion to the FP Board that, as of the date of this Proxy Statement-Prospectus, the Exchange Ratio is fair, from a financial point of view, to the FP Stockholders. The opinion of Sandler O'Neill, dated as of the date of this Proxy Statement-Prospectus, is attached as Appendix B to this Proxy Statement-Prospectus. FP Stockholders are urged to read such opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection therewith. See "The Merger--Opinion of Financial Advisor."

 Certain Federal Tax Consequences

  The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Consummation of the Merger is conditional, among other things, on delivery to FP, immediately prior to the Effective Time, of the opinion of KPMG Peat Marwick LLP to the effect that (i) the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code and (ii) no gain or loss will be recognized by FP Stockholders who receive shares of Zions Common Stock in exchange for shares of FP Common Stock, except with respect to cash received in lieu of fractional share interests, and on delivery to Zions, immediately prior to the Effective Time, of the opinion of Sullivan & Cromwell to the effect that the Merger constitutes a "reorganization" under Section 368 of the Code. See "The Merger--Certain Federal Income Tax Consequences" and "The Merger Agreement--Conditions."

  Because of the complexity of the tax laws and the individual nature of the tax consequences of the Merger to each FP Stockholder, each FP Stockholder should consult a tax advisor concerning certain other federal and all state, local and foreign tax consequences of the Merger that may be applicable.

 Regulatory Approvals

  The Merger is subject to prior approval by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of San Francisco, acting under delegated authority (the "Federal Reserve Board") under Section 3 of the BHCA, and the Bank Merger is subject to prior approval by the Federal Deposit Insurance Corporation (the "FDIC") and the Commissioner of the California Department of Financial Institutions (the "Commissioner"). Zions submitted a notice to the Federal Reserve Board (the "FRB Notice") seeking approval of the Merger. Grossmont submitted applications to the FDIC and the Commissioner seeking approval of the Bank Merger and related matters. On March 11, 1998, Grossmont received approval for the Bank Merger from the Commissioner. On March 12, 1998, Zions received approval for the Merger from the Federal Reserve Board. On April 14, 1998, Grossmont received approval for the Bank Merger from the FDIC. See "The Merger--Regulatory Approvals" and "The Merger Agreement-- Conditions."

 Interests of Certain Persons in the Merger

  In considering the recommendation of the FP Board, FP Stockholders should be aware that certain members of the Board of Directors and management of FP have certain interests in the transactions contemplated by the Merger Agreement that are in addition to the interests of FP Stockholders generally and which may create potential conflicts of interest. These interests include, among other things, the following: (i) FP has entered into employment agreements with Harvey L. Williamson, President and Chief Executive Officer of FP, Michael J. Perdue, Executive Vice President and Chief Operating Officer of FP and Gary W. Deems, Executive Vice President and Chief Administrative Officer of FP which contain, among other things, change of control provisions that would be triggered by the Merger; (ii) FP has entered into salary continuation agreements with Mr. Perdue and Mr. Deems which contain change of control provisions that would be triggered by the Merger;

(iii) at the Effective Time the employment agreement and salary continuation agreement of Mr. Perdue shall lapse and be replaced with an employment agreement between Mr. Perdue and Grossmont, which was entered into at the request of Zions; (iv) Messrs. Williamson and Deems have entered into non-competition agreements with Grossmont and Zions at the request of Zions, which become effective upon their resignation; (v) Zions will indemnify the directors and officers of FP and its subsidiaries from certain liabilities and provide them with directors' and officers' liability insurance; (vi) stock options with respect to FP Common Stock held by FP Stockholders, including directors and certain officers of FP will be converted into stock options with respect to Zions Common Stock; and (vii) three members of the FP Board, Mark N. Baker, Robert W. Klemme and Randall C. Luce will continue as members of the Grossmont board of directors (the "Grossmont Board") after consummation of the Bank Merger. In addition, if the proposed Sumitomo Merger and the transactions contemplated thereby are approved and consummated, Robert G. Sarver, the chairman of the board of Grossmont, and a limited partnership, of which Mr. Sarver is the general partner, will hold, in equal proportions, an aggregate 5% interest in the resultant bank (a combination of Grossmont and The Sumitomo Bank of California). See "The Merger--Interests of Certain Persons in the Merger" and "The Merger Agreement--Certain Covenants."

 Accounting Treatment

  For accounting and financial reporting purposes, it is intended that the Merger will be accounted for as a pooling-of-interests in accordance with generally accepted accounting principles. See "The Merger--Accounting Treatment."

THE MERGER AGREEMENT

 Effective Time

  The Merger will become effective (the "Effective Time") on the date and at the time that articles of merger and related documents are filed with the Utah Division of Corporations and Commercial Code and the Secretary of State of the State of Delaware or such later date as may be specified in such articles (such date on which the Effective Time occurs, the "Effective Date"). Subject to satisfaction or waiver of the conditions specified in the Merger Agreement, the parties expect the Merger to become effective in the second quarter of 1998, although there can be no assurance as to whether or when the Merger will occur. See "The Merger Agreement--Effective Time" and "--Conditions."

 Conditions to the Merger

  Consummation of the Merger is subject to various conditions, including receipt of the stockholder approval solicited hereby, receipt of the necessary regulatory approvals, receipt of an opinion of counsel and an opinion of KPMG Peat Marwick LLP in respect of certain federal income tax consequences of the Merger and other matters and satisfaction of other closing conditions. See "The Merger Agreement--Conditions."

 Waiver and Amendment

  Prior to the Effective Time, any provision of the Merger Agreement may be waived by the party benefitted by the provision, or amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties and approved by the respective Boards of Directors, except that after the Special Meeting, the Merger Agreement may not be amended if it would violate the Delaware General Corporation Law (the "DGCL") or reduce the consideration to be received by FP Stockholders in the Merger. See "The Merger Agreement--Waiver and Amendment."

 Termination

  The Merger Agreement may be terminated, and the Merger abandoned, prior to the Effective Time, either before or after its approval by the FP Stockholders, upon the occurrence of various events and under certain circumstances, including by the mutual consent of Zions and FP, or by action of the board of directors of either company under certain circumstances, including if the Merger is not consummated by August 31, 1998, unless the failure to consummate by that time is due to knowing action or inaction of the party seeking to terminate. In addition, if the Merger Agreement is terminated under certain circumstances, FP may be required to pay Zions a termination fee of $1.8 million (the "Break-Up Fee"). See "The Merger Agreement--Termination."

COMPARISON OF SHAREHOLDER RIGHTS; "ANTI-TAKEOVER" PROVISIONS

  The rights of FP Stockholders currently are determined by reference to the DGCL, FP's certificate of incorporation (the "FP Certificate") and FP's bylaws (the "FP Bylaws"). At the Effective Time, FP Stockholders will become shareholders of the Surviving Corporation. Their rights as shareholders will then be determined by reference to the Utah Revised Business Corporation Act, Zions' articles of incorporation (the "Zions Charter") and Zions' bylaws (the "Zions Bylaws"). The Zions Charter and Zions Bylaws contain provisions which may be considered to be anti-takeover in nature, including staggered terms of office for directors, absence of cumulative voting and special shareholder vote requirements for certain types of extraordinary corporate transactions. Additionally, Zions has adopted a shareholders' rights plan which will have the effect of encouraging entities interested in acquiring Zions to negotiate any such transactions with Zions' management and of deterring or discouraging unfriendly takeovers by making any such takeover substantially more expensive to the entity sponsoring the unfriendly takeover. See "Certain Differences in the Rights of Zions Shareholders and FP Stockholders."

MARKETS AND MARKET PRICES

  Zions Common Stock and FP Common Stock are currently traded on NASDAQ under the symbol "ZION" and "FPBN," respectively. The following table sets forth (i) the closing price per share of Zions Common Stock; (ii) the closing price per share of FP Common Stock; and (iii) the equivalent per share price for FP Common Stock (based upon the Exchange Ratio); all at the close of business on December 29, 1997, the last trading day immediately preceding public announcement of the Merger, and April 17, 1998:

                                                                      EQUIVALENT
                                                       ZIONS    FP    PRICE PER
                                                      COMMON  COMMON   FP COMMON
                                                       STOCK   STOCK   SHARE(1)
                                                      ------- ------- ----------
     December 29, 1997............................... $43.50  $23.375  $27.275
     April 17, 1998.................................. $51.625 $32.625  $32.369

--------
(1) The equivalent price per share of FP Common Stock at the specified date represents the closing price of a share of Zions Common Stock on such date multiplied by the Exchange Ratio.

SELECTED FINANCIAL INFORMATION

  The following table sets forth certain historical financial information for Zions and FP. This information is based on the respective audited historical financial statements of Zions and FP incorporated by reference and should be read in conjunction with such statements and information and the related notes. The audited historical financial information for Zions for the years ended December 31, 1997, 1996 and 1995 have been restated to give effect to the merger of Zions with GB Bancorporation, which was completed on November 14, 1997 and accounted for as a pooling-of-interests, and a four-for-one split of Zions Common Stock during the second quarter of 1997.

                                        YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------
                            1997       1996       1995       1994       1993
                         ---------- ---------- ---------- ---------- ----------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ZIONS
Earnings
  Net interest income... $  351,799 $  289,166 $  233,547 $  198,606 $  174,657
  Provision for loan
   losses...............      6,175      4,640      3,000      2,181      2,993
  Net income............ $  122,362 $  107,423 $   82,385 $   63,827 $   58,205
                         ========== ========== ========== ========== ==========
Per Share
  Diluted earnings per
   share................       1.89       1.68       1.37       1.09       1.02
  Cash Dividends........       0.47       0.43       0.35       0.29       0.25
Statement of Condition
 at Period End
  Assets................ $9,521,770 $7,116,413 $6,095,515 $4,934,095 $4,801,054
  Deposits..............  6,854,462  5,119,692  4,511,184  3,705,976  3,432,289
  Long-term debt........    258,566    251,620     56,229     58,182     59,587
  Shareholders' equity..    655,460    554,610    469,678    365,770    312,592
FP
Earnings
  Net interest income... $   19,941 $   15,726 $   12,121 $    9,573 $    9,202
  Provision for loan
   losses...............        432        700        600        --       3,106
  Net earnings (loss)... $    4,383 $    4,208 $    1,911 $      332 $   (5,068)
                         ========== ========== ========== ========== ==========
Per Share
  Diluted earnings per
   share................ $     1.45 $     1.41 $     0.72 $     0.26 $    (4.18)
  Cash Dividends........        --         --         --         --         --
Balance Sheet at Period
 End
  Assets................ $  353,204 $  308,585 $  208,797 $  164,718 $  165,441
  Deposits..............    309,502    264,521    185,664    146,443    153,004
  Convertible
   subordinated
   debentures...........      4,575      4,575      4,575      4,575      4,575
  Stockholders' equity..     26,189     20,978     16,833      9,820      6,935

COMPARATIVE PER SHARE DATA

  The following table sets forth for the periods indicated certain historical and pro forma per share financial information. The data is based on the respective audited historical financial statements of Zions and FP incorporated by reference and should be read in conjunction with such financial statements and such information and the related notes to each. The historical per share financial information for Zions for the years 1996 and 1997 have been restated to give effect to the merger of Zions with GB Bancorporation, which was completed on November 14, 1997 and a four-for-one split of Zions Common Stock during the second quarter of 1997.

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                              1997  1996  1995
                                                             ------ ----- -----
Net Income Per Common Share(1)
  Zions..................................................... $ 1.89 $1.68 $1.37
  FP........................................................   1.45  1.41  0.72
  Pro Forma Combined Per Zions Common Share.................   1.91  1.70  1.37
  Equivalent Pro Forma per FP Common Share..................   1.20  1.07  0.86
Book Value Per Common Share
  Zions..................................................... $10.25 $8.72 $7.46
  FP........................................................   9.42  7.91  6.35
  Pro Forma Combined Per Zions Common Share.................  10.37  8.84  7.55
  Equivalent Pro Forma per FP Common Share..................   6.50  5.54  4.73
Cash Dividends Declared Per Common Share
  Zions(2).................................................. $ 0.47 $0.43 $0.35
  FP........................................................    --    --    --
  Pro Forma Combined Per Zions Common Share.................   0.47  0.43  0.35
  Equivalent Pro Forma per FP Common Share..................   0.29  0.27  0.22

--------
(1) Diluted earnings per share.
(2) While Zions is not obligated to pay cash dividends, the Zions Board presently intends to continue its policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

                                 THE COMPANIES

ZIONS

  Zions is a bank holding company registered under the BHCA, and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions' principal executive offices are located at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone:
801-524-4787). Zions is the second largest bank holding company headquartered in Utah. Zions' principal banking subsidiary is ZFNB, located in Salt Lake City, Utah, which as of December 31, 1997 had 129 offices located throughout the States of Utah and Idaho, plus one foreign office, for a total of 130 banking offices, including its head office. ZFNB is the second largest commercial banking organization headquartered in the State of Utah.

  Under local management teams, Zions also operates the following full-service community banking offices:

                                                                        TOTAL
                                                                      NUMBER OF
   NAME                                      GENERAL MARKET AREA      BRANCHES
   ----                                      -------------------      ---------
   Nevada State Bank.................... Nevada                           40
   National Bank of Arizona............. Arizona                          30
   Centennial Savings Bank, F.S.B....... Western Colorado, New Mexico      7
   Pitkin County Bank and Trust Co...... Aspen, Colorado                   4
   Valley National Bank of Cortez,
    Colorado............................ Western Colorado                  3
   Vectra Bank.......................... Denver/Boulder, Colorado         16
   The First National Bank in Alamosa... Alamosa, Colorado                 3
   Tri-State Bank....................... Denver, Colorado                  2
   Grossmont Bank....................... San Diego, California            15

  On December 22, 1997, Zions agreed to purchase SBT, pursuant to which SBT will merge with and into a subsidiary of Zions; State Bank and Trust, a subsidiary of SBT, operates two branches in Colorado Springs, Colorado. On January 22, 1998, Zions agreed to acquire Routt and its banking subsidiary, FNBC, in exchange for Zions Common Stock.

  On March 25, 1998, Zions entered into an agreement and plan of merger by and among Zions, SBC and The Sumitomo Bank of California, pursuant to which SBC, an indirect wholly owned subsidiary of Zions, will merge with and into The Sumitomo Bank of California. Thereafter, The Sumitomo Bank of California will merge with and into Grossmont. Assuming the Sumitomo Merger is approved by the stockholders of The Sumitomo Bank of California and all applicable regulatory authorities, and if all other conditions to the Sumitomo Merger are satisfied, the Sumitomo Merger is expected to be consummated in the third quarter of 1998. Audited balance sheets for the years ended December 31, 1997 and 1996 and audited statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995 for The Sumitomo Bank of California and unaudited summary pro forma condensed balance sheet and income statement information for the Sumitomo Merger have been filed by Zions in a Current Report on Form 8-K dated April 15, 1998 and are incorporated herein by reference. The unaudited pro forma condensed financial statements for the Sumitomo Merger do not give effect to the proposed acquisition by Zions of SBT, Routt and FP.

  At December 31, 1997, Zions had total consolidated assets of approximately $9.522 billion, deposits of $6.854 billion, shareholders' equity of $655 million and long-term debt of $259 million, as compared with corresponding amounts of $7.116 billion, $5.120 billion, $555 million and $252 million, respectively at December 31, 1996.

FP

  FP, a Delaware corporation, was organized in 1995 and is registered as a bank holding company under the BHCA. FP is the successor to FP Bancorp, a California corporation, organized in 1984. FP is headquartered in Escondido, California, a city in northern San Diego County, approximately 35 miles north of downtown San Diego. FP conducts all of its business activities through branches of its wholly-owned subsidiary bank,

FPNB, which operates five branches in northern San Diego County and three branches in southern Riverside County. Unless otherwise indicated, all references to the business and assets of FP include the business and assets of FPNB. FP's administrative offices are located at 613 West Valley Parkway, Escondido, California 92025-4929, telephone (760) 741-3312.

  FPNB focuses on providing commercial banking services in northern San Diego County and southern Riverside County. From the time FPNB was formed, management has worked to build a reputation for service to businesses and professionals and, through efforts of its Board of Directors and management, has sought to maintain an identity as a community-oriented commercial bank.

  During 1993, FP completed the offering of $4,575,000 of its 9% Convertible Subordinated Debentures due December 31, 1997 (the "Debentures"), $3,400,000 of the proceeds of which increased the capitalization of FPNB in mid-1993. The terms of the Debentures provided that on December 31, 1997, the holders of the Debentures would receive either cash in the principal amount of the Debentures or shares of FP Common Stock under conversion rights included in the Debentures. In light of the Merger Agreement between FP and Zions, FP extended the time by which holders of the Debentures would be allowed to exercise their conversion rights. FP also allowed those who had already exercised their conversion rights to withdraw notices of conversion which may already have been presented to FP if they wished to do so. Effective January 20, 1998, all of the holders of the Debentures exercised their conversion rights and FP issued 340,895 shares of FP Common Stock to the former holders of the Debentures.

  Pursuant to an Agreement and Plan of Reorganization dated October 12, 1994, as amended, among FP, FPNB and Overland Bank ("Overland"), FP agreed to exchange shares of FP Common Stock, for all of the outstanding shares of Overland common stock and to merge Overland into FPNB (the "Overland Merger"). The Overland Merger was effective April 1, 1995.

  Pursuant to an Agreement and Plan of Reorganization dated January 12, 1996, by and among FP, FPNB, RB Bancorp and its wholly-owned subsidiary, The Bank of Rancho Bernardo, FP acquired RB Bancorp and The Bank of Rancho Bernardo for $7,350,000 in cash and merged RB Bancorp and The Bank of Rancho Bernardo with and into FPNB (the "RB Merger"). The RB Merger was effective April 1, 1996.

  In February 1997, FP acquired the Wells Fargo Bank, N.A. branch office located in Valley Center, California. FP acquired the branch premises as well as $16,838,000 of deposits and $1,630,000 in loans. A core deposit intangible of $1,038,000 was recorded.

  As of December 31, 1997, FP had total assets of $353,204,000, total deposits of $309,502,000 and total stockholders' equity of $26,189,000. Net earnings for the year ended December 31, 1997 were $4,383,000 as compared to net earnings of $4,208,000 for the year ended December 31, 1996, and net earnings of $1,911,000 for the year ended December 31, 1995.

  Sandler O'Neill has served as financial advisor to FP in connection with the Merger and has delivered its opinion to the FP Board that, as of December 29, 1997, the Exchange Ratio was fair, from a financial point of view, to the FP Stockholders. Sandler O'Neill has also delivered its written opinion to the FP Board that, as of the date of this Proxy Statement-Prospectus, the Exchange Ratio is fair, from a financial point of view, to the FP Stockholders. The opinion of Sandler O'Neill, dated as of the date of this Proxy Statement-Prospectus, is attached as Appendix B to this Proxy Statement-Prospectus. FP Stockholders are urged to read such opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection therewith. See "The Merger--Opinion of Financial Advisor."

                              THE SPECIAL MEETING

DATE, TIME AND PLACE

  The Special Meeting is scheduled to be held at the California Center for the Arts, Escondido, located at 340 North Escondido Boulevard, Escondido, California, on Friday, May 22, 1998 at 10:00 a.m., local time.

  FP STOCKHOLDERS ARE REQUESTED TO PROMPTLY SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID PRE-ADDRESSED ENVELOPE. FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

  The purposes of the Special Meeting are (a) to consider and vote upon the approval of the Merger and (b) to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

  FOR THE REASONS SET FORTH HEREIN, THE FP BOARD HAS, BY UNANIMOUS VOTE, APPROVED THE MERGER AGREEMENT AND RECOMMENDS A VOTE "FOR" APPROVAL OF THE MERGER.

RECORD DATE; STOCK ENTITLED TO VOTE

  Only holders of record of FP Common Stock on the Record Date will be entitled to receive notice of, and to vote at, the Special Meeting and any postponements or adjournments thereof.

VOTES REQUIRED; QUORUM

  The affirmative vote of the holders of at least a majority of the total number of outstanding shares of FP Common Stock entitled to vote at the Special Meeting is required to approve the Merger.

  As of the Record Date, there were 3,129,215 shares of FP Common Stock issued and outstanding. Each holder of shares of FP Common Stock outstanding on the Record Date will be entitled to one vote for each share held of record upon each matter properly submitted at the Special Meeting and any postponement or adjournment thereof. A majority of all shares of FP Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. Abstentions and broker non-votes are each included in the determination of the number of shares present; however, they are not counted as votes in favor of the Merger. THE FAILURE TO VOTE, AN ABSTENTION OR A BROKER NON-VOTE, THUS, HAS THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

  If a quorum is not obtained, or fewer shares of FP Common Stock are voted in favor of the Merger than the number required for approval, it is expected that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes, and at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting (except for any proxies which have theretofore effectively been revoked or withdrawn).

VOTING OF PROXIES

  Shares represented by proxies properly executed and received in time to be voted at the Special Meeting will be voted in accordance with the instructions indicated on the proxies. Proxies which do not contain voting instructions will be voted "FOR" the proposal to approve the Merger. All proxies voted "FOR" such matters, including proxies on which no instructions are indicated, may, at the discretion of the proxy holder, be voted "FOR" a motion to adjourn or postpone the Special Meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise; provided, however, that no proxy which is voted against approval of the Merger or on which the relevant shareholder specifically abstains from voting with respect to such approval will be voted in favor of any such adjournment or postponement.

  It is not expected that any matters other than as described herein will be brought before the Special Meeting. If, however, other matters are properly brought before the Special Meeting, persons appointed as proxies will have discretion to vote or act thereon in their best judgment.

REVOCABILITY OF PROXIES

  The presence of a FP Stockholder at the Special Meeting (or at any postponement or adjournment thereof) will not automatically revoke such FP Stockholder's proxy. However, a FP Stockholder may revoke a proxy at any time prior to its exercise by (a) delivery to the Secretary of FP of a written notice of revocation prior to the Special Meeting (or, if the Special Meeting is adjourned or postponed, prior to the time the adjourned or postponed meeting is actually held); (b) delivery to the Secretary of FP of a duly executed proxy bearing a later date prior to the Special Meeting (or, if the Special Meeting is adjourned or postponed, prior to the time the adjourned or postponed meeting is actually held); or (c) attending the Special Meeting (or, if the Special Meeting is adjourned or postponed, by attending the adjourned or postponed meeting) and voting in person. Any written revocation of proxy or other related communications should be addressed to Gary W. Deems, Secretary, FP Bancorp, Inc., 613 West Valley Parkway, Escondido, California 92025-4929.

SOLICITATION OF PROXIES

  In addition to solicitation by mail, directors, officers and employees of FP may solicit proxies from FP Stockholders personally or by telephone or other means without additional remuneration therefor. FP will also provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in any case are beneficially owned by others, with proxy materials for transmittal to such beneficial owners and will reimburse such record owners for their expenses in doing so. FP will bear the cost of solicitation of proxies from FP Stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  As of the Record Date, the directors, officers and one stockholder of FP beneficially held, in the aggregate, the ability to direct the voting with respect to 1,213,710 shares of FP Common Stock, comprising approximately 38.79% of the voting power of the FP Common Stock outstanding on the Record Date. In addition, pursuant to the Stockholder Agreements, all of the directors and one non-director in their capacity as FP Stockholders, together holding or controlling an aggregate of 1,213,710 shares of FP Common Stock (or approximately 38.79% of the shares of FP Common Stock outstanding on the Record Date) have agreed to vote their shares in favor of the Merger. See "The Stockholder Agreements."

                                  THE MERGER

  This section of the Proxy Statement-Prospectus describes certain aspects of the proposed Merger, and such information is qualified in its entirety by reference to the other information contained elsewhere in this Proxy Statement-Prospectus, including the Appendices hereto, and the documents incorporated herein by reference. A copy of the Merger Agreement is set forth as Appendix A to this Proxy Statement-Prospectus, and the text thereof is incorporated herein by reference; reference is made thereto for a complete description of the terms of the Merger. FP Stockholders are urged to read carefully the Merger Agreement and each of the other Appendices hereto in their entirety.

BACKGROUND OF THE MERGER

  Merger activity among financial institutions has continued at a heightened level during the past several years. From time to time during this period, FP was approached informally by various parties to see if it would consider a business combination. No substantive discussions resulted from these approaches and FP continued its strategy of enhancing stockholder value through internal growth and acquisitions, including its acquisitions of Overland Bank on April 1, 1995, RB Bancorp and its wholly-owned subsidiary, The Bank of Rancho Bernardo, on April 1, 1996 and the Valley Center branch of Wells Fargo Bank, N.A., in February 1997.

  On July 7, 1997, Zions announced that it had entered into an agreement to acquire GB Bancorporation and its principal subsidiary, Grossmont. Over the next few months, members of the Mergers and Acquisitions Committee of FP (the "FP M&A Committee") and/or the FP Board, including Mr. Mark N. Baker,
Mr. Robert W. Klemme and Mr. Randall C. Luce and various executive officers and/or members of the Board of Directors of Grossmont, including Mr. Robert G. Sarver (who is also a member of the Zions Board) and Mr. Allan W. Severson, discussed possible transactions involving the two institutions. The FP M&A Committee is a committee of the FP Board and is responsible for exploring and evaluating potential significant corporate transactions. The FP M&A Committee is composed of Messrs. Baker (chairman), Klemme and Luce.

  All of these early discussions were somewhat speculative because they presumed that the transaction between Zions and Grossmont would be completed and none of the persons included in the discussions professed to have any authority to speak for Zions. Broad ranges of potential pricing were discussed, potential cost savings as a result of a combination of FP and Grossmont were analyzed, and the mechanics and structure of the transaction between Zions and Grossmont were discussed. However, no confidential information was exchanged and there was no direct contact between representatives of FP and representatives of Zions. The FP M&A Committee did not consult with counsel and reported to the FP Board that preliminary discussions were ongoing but that serious negotiations with Zions had not commenced.

  In early September, 1997, as completion of the transaction between Zions and Grossmont became imminent, the FP M&A Committee requested a meeting with representatives of Zions. Mr. Baker called Mr. Severson to set up a meeting between the two of them, Mr. Harris H. Simmons, a member of the Zions Board, Mr. Sarver, Mr. Klemme and Mr. Luce for October 8, 1997. Mr. Baker did not inform anyone other than other members of the FP M&A Committee of this proposed meeting.

  At Mr. Baker's invitation, on September 22, 1997, a representative of Sandler O'Neill attended an FP Board meeting to present a general analysis of the franchise value of FP. Among other things, the representative of Sandler O'Neill discussed pro forma merger scenarios of FP merging with various possible acquirers including Zions and advised that a transaction with Zions would be potentially beneficial to the stockholders of FP because of the acquisition premium which they would likely receive and because of the relative valuation of Zions Common Stock.

  Subsequently, on October 8, 1997, Mr. Severson, Mr. Sarver and Mr. Simmons met with Mr. Baker, Mr. Klemme and Mr. Luce at the head office of Grossmont. At this meeting, the discussion covered the valuation of FP, various considerations that should affect the valuation and reasons as to why each side thought its price range and multiple for FP was justified. At the conclusion of the meeting, however, no definitive pricing formula was reached.

  The FP M&A Committee then decided to retain Sandler O'Neill to advise FP in connection with any future transaction with a third party. On October 16, 1997, FP and Sandler O'Neill entered into an agreement under which Sandler O'Neill would provide to FP specific advisory services, including advice regarding business combinations and other strategic alternatives. A few days later, on October 23, 1997, FP, Zions and Grossmont executed confidentiality agreements.

  On October 28, 1997, Mr. Baker reported to the FP Board at its regularly scheduled board meeting that "both parties had a sufficient level of interest in initial preliminary negotiations." He also reported that the FP M&A Committee thought it would be beneficial to engage Sandler O'Neill to assess all of the strategic alternatives available to FP and FPNB and had negotiated an appropriate agreement with Sandler O'Neill. The FP Board then ratified the agreement with Sandler O'Neill.

  In order to assist FP in evaluating the potential opportunity with Zions, Sandler O'Neill contacted other potential acquirers to see if there was any interest in pursuing a transaction. However, such potential acquirers generally responded that FP was too small to be of interest to them.

  On November 3, 1998, Mr. Severson, Mr. Sarver, Mr. Simmons, Mr. Dale M. Gibbons, Executive Vice President and Chief Financial Officer of Zions, Mr. Baker, Mr. Perdue, Mr. Klemme and representatives of Sandler O'Neill met at Zions head office and again discussed a pricing formula for FP. At the conclusion of the meeting, Mr. Simmons conveyed a definitive pricing formula to the FP representatives which the FP representatives took back to the FP Board.

  In meetings and telephone conversations during the week of November 10th, representatives of Sandler O'Neill, the members of the FP M&A Committee, Mr. Simmons, Mr. Gibbons and Mr. Severson had further discussions regarding price and terms. On November 18, Sullivan & Cromwell, counsel to Zions, prepared and distributed to Zions and FP a working draft agreement incorporating Zions' proposed pricing, a "lock-up" option under the terms of which Zions would have the right to purchase up to 19.9% of the outstanding shares of FP in the event that FP terminated the transaction and concluded a transaction with another acquirer, and other terms and conditions.

  Between November 15, 1997 and November 25, 1997 the parties and their counsel had numerous discussions amongst themselves and between each other regarding the draft documents and the issues presented by the documents. Among other things, the parties continued to address questions regarding pricing and the terms of the "lock-up" option. Both sides were focusing on a proposed formula under which FP stockholders would receive shares of Zions Common Stock based on a fixed exchange ratio, but subject to a "floor" to the pricing that would protect FP's stockholders in the event the price of Zions Common Stock fell by more than an index of certain other bank stocks. FP's representatives suggested that the "lock-up" option be eliminated in favor of a "break-up" fee. This fee would be paid under roughly the same circumstances as those under which the option would have been exercisable. In FP's view, payment of such a fee would have been less likely to endanger pooling treatment of a subsequent transaction than exercise of an option. Negotiations of the precise terms of the formula, the "floor," the "break-up" fee and other terms of the proposed agreement continued through November 25, 1997.

  On November 25, 1997, Mr. Sarver and Mr. Severson called Mr. Baker. They informed him that due to increases in the market price of Zions Common Stock, Zions could not proceed with the transaction on the basis of the previously discussed formula. Mr. Baker reported the conversation to the FP Board at a regularly scheduled meeting that same day. That evening Mr. Severson called Mr. Baker and suggested that the parties get together on December 1, 1997 to see if there might be any basis on which the transaction could continue along the lines of the prior negotiations.

  On December 1, 1997, Mr. Baker and Mr. Severson met to discuss the recent developments. At that meeting Mr. Severson and Mr. Baker discussed various aspects of FP's and Grossmont's operations and recent increases in the price of Zions Common Stock. At the conclusion of the meeting, Mr. Severson and Mr. Baker could not agree on a new pricing formula and both confirmed that the transaction was completely "off the table."

Mr. Baker reported this to the FP Board and to representatives of Sandler O'Neill. A representative of Sandler O'Neill called Mr. Gibbons and requested a meeting with representatives of Zions, FP and Grossmont and a meeting was arranged for December 8, 1997. Mr. Severson, Mr. Sarver, Mr. Christopher L. Skillern, Executive Vice President and Chief Credit Officer of Grossmont, Mr. Gerald J. Dent, Senior Vice President of Zions, Mr. Baker, Mr. Perdue, Mr. Gary Votpka, Senior Vice President of FPNB, Mr. Klemme and Mr. Luce attended that meeting. At the conclusion of the meeting, both sides determined that the negotiations could not proceed.

  During the next few weeks there was no contact between representatives of FP and Zions regarding a potential transaction. FP's Board and management assumed that the transaction would not proceed. However, representatives of Sandler O'Neill continued to have conversations from time to time with Mr. Gibbons about the transaction, which were reported to Mr. Baker.

  On Monday, December 21, Mr. Baker received a call from Mr. Simmons, who was later joined by Mr. Gibbons. They proposed that negotiations be reopened around a proposed exchange ratio of .6235 with "dividend parity," a "floor" and a "cap," provided that the transaction could be announced prior to December 30, 1997. Mr. Baker agreed to present the proposal to the FP M&A Committee, subject to replacement of the "lock-up" option with a "break-up" fee of one and one-half to two percent and agreement that three members of the FP Board be added to the Grossmont Board post-closing. Messrs. Simmons and Gibbons agreed that a "break-up" fee of two percent would be appropriate and that three mutually acceptable FP Board members could be added to the Grossmont Board.

  On December 22, 1997, a regularly scheduled meeting of the FP M&A Committee and FP executive management was held at the Temecula branch of FPNB. After consultations by telephone with representatives of Sandler O'Neill and considerable discussions, the FP M&A Committee called Mr. Simmons and Mr. Gibbons and proposed an exchange ratio of .63 with dividend parity and no "floor" or "cap." Mr. Simmons responded that he did not have the authority to go to .63, but that without dividend parity the exchange ratio could go to
 .627 and reminded the FP M&A Committee that Zions would only enter into a transaction if it could be announced prior to December 30, 1997.

  The telephone call ended and the FP M&A Committee reconvened to consider the ramifications of the call. After consultations with executive management and representatives of Sandler O'Neill, the FP M&A Committee decided it could support an exchange ratio of .627 without "dividend parity" and without a "floor" or "cap," and communicated its decision to Mr. Simmons. Immediately thereafter, it contacted FP's counsel and instructed counsel to assist in the revived negotiations within the time frame stipulated by Zions.

  The parties and their representatives and counsel negotiated steadily from December 22, 1997 through December 29, 1997. On December 29, 1997, the FP Board met with its counsel, representatives of Sandler O'Neill and representatives of its independent auditors. The management of FP presented the results of its due diligence on Zions and Grossmont. The FP Board reviewed the final form of the Merger Agreement, financial accounting, and other issues. It also reviewed the draft agreements proposed to be entered into by Mr. Williamson, Mr. Deems and Mr. Perdue in connection with the transaction, and the agreements regarding voting of shares proposed to be entered into by the members of the FP Board and one stockholder. Sandler O'Neill delivered its opinion to the effect that, as of such date, the Exchange Ratio was fair, from a financial point view, to the stockholders of FP. After considering these matters, the FP Board approved the execution and delivery of the Merger Agreement.

EFFECT OF MERGER

  At the Effective Time, FP will merge with and into Zions, and Zions will be the Surviving Corporation in the Merger and will continue its corporate existence under Utah law. The separate corporate existence of FP will then cease. In addition, as promptly as practicable after the consummation of the Merger, FPNB will be merged with and into Grossmont, and Grossmont will be the resulting bank upon consummation of the Bank Merger.

  Upon the Merger becoming effective, each share of FP Common Stock issued and outstanding at the Effective Time (other than Treasury Stock) will be converted automatically into the right to receive 0.627 of a share of Zions Common Stock, with any rights attached thereto under or by virtue of the Zions Rights Plan. FP Stockholders will receive cash in lieu of fractional shares of Zions Common Stock. FP Stockholders who vote against the Merger will not be entitled to appraisal or dissenters' rights.

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

 Zions

  The Board of Directors of Zions has unanimously approved the Merger Agreement and has determined that the Merger and the issuance of the Zions Common Stock pursuant thereto are fair to, and in the best interests of, the shareholders of Zions. The approval of the Merger Agreement by the shareholders of Zions is not required.

 FP

  The FP Board has unanimously approved the Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, FP and the FP Stockholders. As a consequence, the FP Board unanimously recommends that the FP Stockholders vote to approve the Merger Agreement. The FP Board believes that the Merger will enable holders of FP Common Stock to realize both increased value and liquidity. The FP Board also believes that this business combination will provide additional opportunities for the continued growth of FPNB as part of Grossmont, expansion of its services to its customers and expansion of opportunities for its employees. In considering its decision to approve the Merger Agreement, the FP Board consulted with its outside counsel regarding the legal terms of the Merger and the FP Board's fiduciary obligations in its consideration of the proposed Merger. The FP Board also consulted with its financial advisor, Sandler O'Neill, regarding the financial aspects and fairness of the proposed Exchange Ratio.

  In reaching its determination to approve the terms of the Merger, the FP Board considered the following material factors from both a short-term and long-term perspective:

    (i) Financial and Other Terms. The FP Board considered the terms of the Merger Agreement and the transactions contemplated thereby, including the Break-Up Fee. The FP Board took into account the historical trading ranges for FP Common Stock and Zions Common Stock, the Exchange Ratio (noting, in particular, that such consideration reflected a 16% premium for FP Stockholders based on the closing price of Zions Common Stock and FP Common Stock on December 26, 1997), the potential impact of the Merger on the price of Zions Common Stock over the short- and medium-term, and the amount of the Merger consideration in comparison to other Zions' acquisitions as well as recent comparably sized transactions. With respect to the Break-Up Fee, the FP Board was aware that the existence of such a fee might discourage third parties from seeking to acquire FP. See "The Merger Agreement--Termination."

    (ii) Advice of Financial Advisor and Fairness Opinion. The FP Board considered the advice of its financial advisor, Sandler O'Neill, and reviewed the financial analyses and other information presented by Sandler O'Neill. The FP Board considered the opinion of Sandler O'Neill (including the assumptions and financial information and projections relied upon by them in arriving at such opinion) that, as of December 29, 1997 and based upon the matters set forth in its written opinion as of that date, the Exchange Ratio was fair, from a financial point of view, to the holders of FP Common Stock. For a discussion of the opinion of Sandler O'Neill, including a summary of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, see "--Opinion of Financial Advisor."

    (iii) Opportunity for Increased Revenue and Cost Savings. The FP Board considered the opportunity for revenue enhancement by offering Zions' extensive array of commercial and consumer products through FP's branch network. The FP Board took into account the expectation that the Merger would result in economies of scale and cost synergies.

    (iv) Increased Resources and Market Presence. The FP Board considered that FPNB would be combined with Grossmont to create a California-based banking operation with approximately $1.3 billion in total assets. The FP Board also considered that the combined organization would have total assets of almost 10 billion and operations in Utah, Nevada, Arizona, Idaho, California, Colorado and New Mexico, thus greatly increasing FP's geographic diversity. The FP Board recognized that such an institution would be likely to possess the financial resources to compete more effectively in the rapidly changing marketplace for banking and financial services and would be effective in fulfilling FP's long-term objective of increasing its overall size and enhancing its market presence, while maintaining its asset quality and credit standards. The FP Board also considered the substantial technological capabilities of Zions and its ability to provide improved products and services to FP's customers, and the likelihood that such capabilities and ability would enhance the ability of the combined company to compete in the future with other banks and non-banking providers of financial services.

    (v) Continuity of Management. The FP Board considered that three current members of the FP Board would continue on the Board of Grossmont and that one member of senior management, Mr. Perdue, would be expected to play a continuing role in the combined entity and the Employment Agreement that would be entered into with Mr. Perdue. See "The Merger--Interests of Certain Persons in the Merger."

    (vi) Impact on FP Constituencies. The FP Board considered the general impact the Merger would have on the various constituencies served by FP, including its customers, employees and others. The FP Board took into account that the combined entity would be able to offer a more extensive range of products and banking services.

    (vii) Due Diligence Review. The FP Board considered the results of the due diligence investigations conducted by FP senior management, including, among other things, assessments of Zions' credit policies, asset quality, adequacy of loan loss reserves and interest rate risk.

    (viii) Tax and Accounting Treatment. The FP Board considered that the Merger is expected to be tax-free (other than with respect to cash paid in lieu of fractional shares) to FP Stockholders for federal income tax purposes and to be accounted for under the pooling-of-interests method of accounting for business combinations. See "--Certain Federal Income Tax Consequences" and "--Accounting Treatment."

    (ix) Regulatory Approvals. The FP Board considered the nature of, and likelihood of obtaining, the regulatory approvals that would be required with respect to the Merger. See "--Regulatory Approvals."

    (x) Economic and Competitive Environment. The FP Board took into account the current and prospective economic and competitive environment facing the financial services industry generally and each institution in particular.

    (xi) Alternatives to the Merger Agreement. The FP Board considered the effect on stockholder value of FP continuing as a stand-alone entity or combining with other potential merger partners, compared to the effect of its combining with Zions pursuant to the proposed Merger Agreement, and determined that the merger with Zions presented the best opportunity for maximizing stockholder value and achieving FP's other strategic objectives.

  The foregoing discussion of the information and factors considered by the FP Board is not intended to be exhaustive, but constitutes the material factors considered by the FP Board. In reaching its determination to approve and recommend the Merger, the FP Board did not assign relative or specific weights to the foregoing factors and individual directors may have weighed such factors differently.

  FOR THE REASONS SET FORTH ABOVE, THE FP BOARD HAS UNANIMOUSLY APPROVED THE MERGER AS FAIR TO AND IN THE BEST INTERESTS OF FP AND THE FP STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT FP STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER.

OPINION OF FINANCIAL ADVISOR

  Pursuant to a letter agreement dated as of October 16, 1997 (the "Sandler O'Neill Agreement"), FP retained Sandler O'Neill as an independent financial advisor in connection with FP's consideration of a possible business combination with another institution. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is banks and savings institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

  Pursuant to the terms of the Sandler O'Neill Agreement, Sandler O'Neill acted as financial advisor to FP in connection with the Merger. In connection therewith, the FP Board requested Sandler O'Neill to render its opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of FP Common Stock. At the December 29, 1997 meeting at which the FP Board approved and adopted the Merger Agreement, Sandler O'Neill delivered its written opinion to the FP Board that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the FP Stockholders. Sandler O'Neill has also delivered to the FP Board a written opinion dated the date of this Proxy Statement-Prospectus (the "Fairness Opinion") which is substantially identical to the December 29, 1997 opinion. THE FULL TEXT OF THE FAIRNESS OPINION, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX B. HOLDERS OF FP COMMON STOCK ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER.

  THE FAIRNESS OPINION WAS PROVIDED TO THE FP BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO HOLDERS OF FP COMMON STOCK. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF FP TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES OF FP COMMON STOCK AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER RELATED THERETO.

  In connection with rendering its opinion dated December 29, 1997, Sandler O'Neill performed several financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill. Such summary does not purport to be a complete description of the analyses underlying Sandler O'Neill's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of FP, Zions and Sandler O'Neill. Any estimates contained in Sandler O'Neill's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, neither FP nor Sandler O'Neill assumes responsibility for their accuracy.

  Summary of Proposal. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based on the closing price of Zions Common Stock on December 26, 1997 of $43.50, Sandler O'Neill calculated an implied transaction value per share of FP Common Stock of $27.27. Based upon the closing price of FP Common Stock on December 26, 1997 of $23.50, Sandler O'Neill calculated that the implied transaction value represented a 16% market premium for holders of FP Common Stock. Based upon FP's projected December 31, 1997 financial information, Sandler O'Neill calculated the price to tangible book value, price to normalized last twelve months ("LTM") earnings and core deposit premium. This analysis yielded a price to tangible book value multiple of 321%, a price to normalized LTM earnings multiple of 19.2x and a core deposit premium of 21.3%.

  Stock Trading History. Sandler O'Neill reviewed the history of the reported trading prices and volume of FP Common Stock and Zions Common Stock, and the relationship between the movements in the prices of FP Common Stock and Zions Common Stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the NASDAQ Banking Index and with respect to FP, a composite group of publicly traded commercial banks in geographic proximity and of similar asset size to FP, and with respect to Zions, a composite group of nationwide publicly-traded commercial banks of similar asset size. During the one-year period ended December 24, 1997, each of the FP Common Stock and the Zions Common Stock outperformed each of the indices to which it was compared.

  Analysis of Selected Publicly-Traded Companies. Sandler O'Neill used publicly available information to compare selected financial and market information, including balance sheet composition, asset quality ratios, loan loss reserve levels, profitability, capital adequacy, dividends and trading multiples, for FP and two different groups of selected institutions. The first group consisted of FP and the following 12 publicly-traded California commercial banks (the "Regional Group") having total assets ranging from $235 million to $723 million: Bank of Commerce, Bank of Hemet, Civic BanCorp, Coast Bancorp, Foothill Independent Bancorp, North County Bancorp, Pacific Bank NA, Pacific Capital Bancorp, Professional Bancorp Inc., SierraWest Bancorp, SJNB Financial Corp., and Valley Independent Bank. Sandler O'Neill also compared FP to a group of 9 publicly-traded commercial banks having total assets ranging from $241 million to $493 million, which had a return on average equity (based on last twelve months' earnings) greater than 16% and a price to tangible book value of greater than 300% (the "Highly-Valued Group"). The Highly-Valued Group institutions were: Bank of Commerce, Belmont Bancorp., Cascade Bancorp, Centennial Bancorp, Coast Bancorp, Prestige Financial Corp., S.Y. Bancorp Inc., SJNB Financial Corp., and Summit Bancshares Inc. The analysis compared publicly available financial information for each of the groups and FP as of and for each of the years ended December 31, 1992 through December 31, 1996 and as of and for the twelve months ended September 30, 1997. The following comparisons are based upon the September 30, 1997 financial information and the data with respect to the Regional Group and the Highly-Valued Group consists of the median data for such groups.

  The total assets of FP were $359 million, compared to $359 million for the Regional Group and $376 million for the Highly-Valued Group. The annual growth rate of assets for FP was 23.0%, compared to 14.2% for the Regional Group and 21.2% for the Highly-Valued Group. The tangible equity to total assets ratio was 5.80% for FP, compared to 8.64% for the Regional Group and 8.75% for the Highly-Valued Group. The intangible assets to total equity ratio for FP was 16.4%, compared to 1.12% for the Regional Group and 0.80% for the Highly-Valued Group. The net loans (excluding loans held for sale) to assets ratio for FP was 59.4%, compared to 66.7% for the Regional Group and 62.8% for the Highly-Valued Group. The cash and securities to total assets ratio was 30.5% for FP, compared to 28.1% for the Regional Group and 31.1% for the Highly-Valued Group. Total deposits were $315 million for FP, compared to $315 million for the Regional Group and $270 million for the Highly-Valued Group. FP had a gross loans (excluding loans held for sale) to total deposits ratio of 68.6%, compared to 75.4% for the Regional Group and 81.7% for the Highly-Valued Group. The total borrowings to total assets ratio for FP was 4.6%, compared to 0.1% for the Regional Group and 3.8% for the Highly-Valued Group. The ratio of non-performing loans to gross loans (net of deferred fees and purchase accounting adjustment) was 0.42% for FP, compared to 1.07% for the Regional Group and 0.47% for the Highly-Valued Group. The ratio of non-performing loans (excluding loans greater than 90 days past due and still accruing interest) to total assets for FP was 0.25%, compared to 0.74% for the Regional Group and 0.29% for the Highly-Valued Group. The ratio of non-performing assets (excluding loans greater than 90 days past due and still accruing interest) to total assets for FP was 0.68%, compared to 0.74% for the Regional Group and 0.32% for the Highly-Valued Group. The ratio of loan loss reserves to non-performing loans (excluding loans greater than 90 days past due and still accruing interest) was 324.7% for FP, compared to 136.6% for the Regional Group and 295.7% for the Highly-Valued Group. The ratio of loan loss reserves to gross loans (excluding loans held for sale) for FP was 1.35%, compared to 1.68% for the Regional Group and 1.40% for the Highly-Valued Group. The net interest margin of FP was 6.78%, compared to 6.43% for the Regional Group and 5.95% for the Highly-Valued Group. The ratio of non-interest income to average assets for FP was 0.80%, compared to 1.17% for the Regional Group and 1.02% for the Highly-Valued Group. The ratio of non-interest expense to average assets was 4.54% for FP, compared to 4.54% for the Regional Group and 3.29% for the Highly-Valued Group. The efficiency ratio of FP was 63.7%, compared to 65.6% for the Regional Group and 51.1% for the Highly-Valued Group. The return on average assets for the twelve months ended September 30, 1997 was 1.26% for FP, compared to 1.28% for the Regional Group and 1.61% for the Highly-Valued Group. The return on average equity for the twelve months ended September 30, 1997 was 18.46% for FP, compared to 13.26% for the Regional Group and 18.92% for the Highly-Valued Group. Based on closing prices as of December 24, 1997, the price to tangible book value for FP was 287%, compared to 262% for the Regional Group and 364% for the Highly-Valued Group. Based on closing prices as of December 24, 1997, the price to earnings per share multiple based upon earnings for the twelve months ended September 30, 1997 was 16.4x for FP, compared to 19.2x for the Regional Group and 20.9x for the Highly-Valued Group. The dividend payout ratio was 0.00% for FP, compared to 5.13% for the Regional Group and 21.1% for the Highly-Valued Group.

  Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market information for Zions and a group of selected peer institutions. The group consisted of Zions and the following 16 publicly-traded commercial banks (the "Peer Group") having total assets ranging from $5.4 billion to $15.7 billion: BOK Financial Corp., Centura Banks Inc., Compass Bancshares Inc., First American Corp., First Commercial Corp., First Empire State Corp., First Tennessee National Corp., Marshall & Ilsley Corp., Mercantile Bankshares Corp., North Fork Bancorp., Provident Financial Group Inc., Old Kent Financial Corp., Star Banc Corp., Synovus Financial Corp., TCF Financial Corp., and Wilmington Trust Corp. The analysis compared publicly available financial information for Zions and for the peer group as of and for the years ended December 31, 1992 through December 31, 1996, and as of and for the twelve months ended September 30, 1997. The following comparisons are based upon the September 30, 1997 financial information and the data described below with respect to the Peer Group consists of the median data for that group.

  The total assets of Zions were $9.1 billion, compared to $9.1 billion for the Peer Group. The annual growth rate of assets for Zions was 33.6%, compared to 9.1% for the Peer Group. The tangible equity to total assets ratio was 5.0% for Zions, compared to 7.04% for the Peer Group. The intangible assets to total equity ratio for Zions was 22.1%, compared to 12.60% for the Peer Group. The net loans to total assets ratio for Zions was 43.5%, compared to 64.8% for the Peer Group. The cash and securities to total assets ratio was 49.7% for Zions, compared to 29.1% for the Peer Group. Total deposits were approximately $5.7 billion for Zions, compared to $7.0 billion for the Peer Group. Zions had a gross loans to total deposits ratio of 70.8%, compared to 88.3% for the Peer Group. The total borrowings to total assets ratio for Zions was 29.9%, compared to 16.8% for the Peer Group. The ratio of non-performing loans to gross loans was 0.28% for Zions, compared to 0.52% for the Peer Group. The ratio of non-performing loans to total assets for Zions was 0.12%, compared to 0.34% for the Peer Group. The non-performing assets to total assets ratio for Zions was 0.18%, compared to 0.42% for the Peer Group. The ratio of loan loss reserves to non-performing loans was 621.5% for Zions, compared to 327.5% for the Peer Group. The ratio of loan loss reserves to gross loans for Zions was 1.75%, compared to 1.57% for the Peer Group. The net interest margin of Zions was 4.21%, compared to 4.41% for the Peer Group. The ratio of non-interest income to average assets for Zions was 1.64%, compared to 1.95% for the Peer Group. The ratio of non-interest expense to average assets was 3.22% for Zions, compared to 3.64% for the Peer Group. The efficiency ratio of Zions was 57.1%, compared to 58.4% for the Peer Group. The return on average assets for the twelve months ended September 30, 1997 was 1.41% for Zions, compared to 1.45% for the Peer Group. The return on average equity for the twelve months ended September 30, 1997 was 20.76% for Zions, compared to 18.44% for the Peer Group. Based on the closing prices as of December 24, 1997, the price to tangible book value for Zions was 573%, compared to 408% for the Peer Group. Based on the closing prices as of December 24, 1997, the price to earnings per share multiple based upon earnings for the twelve months ended September 30, 1997 was 23.5x for Zions, compared to 20.9x for the Peer Group. The dividend payout ratio was 24.7% for Zions, compared to 35.1% for the Peer Group.

  Analysis of Selected Merger Transactions. Sandler O'Neill reviewed 149 transactions announced between January 1, 1997 and December 26, 1997, involving commercial banks nationwide as targets with transaction values over $15 million ("Nationwide Transactions"), and nine transactions announced between January 1, 1997 and December 26, 1997, involving California public commercial banks as targets with transaction values over $15 million ("California Transactions"). Sandler O'Neill reviewed the publicly reported ratios of price to last twelve months' earnings, price to book value, price to tangible book value, price to deposits, price to assets and core deposit premium paid in each such transaction and computed high, low, mean and median ratios and premiums for the respective groups of transactions. Based upon the median multiples for Nationwide Transactions, Sandler O'Neill derived an imputed range of values per share of FP Common Stock of $21.15 to $36.08. Based upon the median multiples for California Transactions, Sandler O'Neill derived an imputed range of values per share of FP Common Stock of $18.05 to $36.89.

  No company involved in the transactions included in the above analysis is identical to FP and no transaction included in the above analysis is identical to the Merger. Accordingly, an analysis of the results of the foregoing analysis is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of FP and Zions and the companies to which they are being compared.

  Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of FP through 2002 under various circumstances, assuming FP performed in accordance with the earnings forecasts provided by its management. To approximate the terminal value of FP Common Stock at the end of the five-year period, Sandler O'Neill applied price to earnings multiples ranging from 10x to 25x and applied multiples of tangible book value ranging from 75% to 325%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 9% to 15%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of FP Common Stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values per share of FP Common Stock of between $15.66 and $52.38 when applying the price to earnings multiples, and an imputed range of values per share of FP Common Stock of between $8.32 and $51.11 when applying multiples of tangible book value. In connection with its analysis, Sandler O'Neill extensively used sensitivity analyses (including variations with respect to the growth rate of assets, net interest spread, non-interest income and non-interest expense) to illustrate the effects changes in the underlying assumptions could have on the resulting present value and discussed these changes with the FP Board. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or actual future results.

  Pro Forma Merger Analysis. Based upon earnings forecasts and expected cost savings of the Merger discussed with Zions management, Sandler O'Neill analyzed certain potential pro forma effects of the Merger on Zions. This analysis indicated that the Merger would be accretive to projected earnings per share of Zions Common Stock in the first full year following the Merger and in each of the four years thereafter and accretive to tangible book value for all periods analyzed. This analysis was based on numerous assumptions, including assumptions with respect to the economic environment, accounting and tax treatment of the Merger, anticipated expenses and non-recurring charges to be incurred in connection with the Merger, operating efficiencies and other matters. The actual results achieved by the combined company will vary from the projected results and the variations may be material.

  In connection with rendering its opinion of December 29, 1997, Sandler O'Neill also reviewed, among other things: (i) the Merger Agreement and exhibits thereto; (ii) the Stockholder Agreements, dated as of December 29, 1997, by and between certain FP Stockholders and Zions; (iii) Zions' audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its annual report to stockholders for the year ended December 31, 1996; (iv) FP's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its annual report to stockholders for the year ended December 31, 1996; (v) Zions' unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-Q for the quarters ended March 31, June 30, and

September 30, 1997, respectively; (vi) FP's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 1997; (vii) certain financial analyses and forecasts of FP prepared by and reviewed with management of FP and the views of senior management of FP regarding FP's past and current business operations, results thereof, financial condition and future prospects; (viii) certain financial analyses and forecasts of Zions prepared by and reviewed with management of Zions and the views of senior management of Zions regarding Zions' past and current business operations, results thereof, financial condition and future prospects; (ix) the pro forma impact of the Merger on Zions; (x) the publicly reported historical price and trading activity for Zions Common Stock and FP Common Stock, including a comparison of certain financial and stock market information for Zions and FP with similar publicly available information for certain other companies the securities of which are publicly traded; (xi) the financial terms of recent business combinations in the commercial banking industry, to the extent publicly available; (xii) the current market environment generally and the banking environment in particular; and (xiii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

  In connection with rendering the Fairness Opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its December 29, 1997 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.

  In performing its reviews, Sandler O'Neill assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill does not assume any responsibility or liability for the accuracy or completeness of any such information. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Zions or FP or any of their subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals (relying, where relevant, on the analyses and estimates of Zions and FP). Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it has not made an independent evaluation of the adequacy of the allowance for loan losses of FP or Zions, nor has it reviewed any individual credit files of FP or Zions. With FP's consent, Sandler O'Neill has assumed that the respective aggregate for loan losses for both FP and Zions are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill has not conducted any physical inspection of the properties or facilities of FP or Zions. With respect to the information regarding potential future financial performance provided by each company's management, Sandler O'Neill assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Zions and FP and that such performances will be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based.

  Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion. For purposes of rendering its opinion, Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement are not waived. Sandler O'Neill also assumed that there has been no material change in Zions' or FP's assets, financial condition, results of operations, business or prospects since September 30, 1997, the date of the last financial statements noted above, that Zions will remain as a going concern for all periods relevant to its analyses, and that the Merger will be accounted for as a pooling-of-interests.

  Under the Sandler O'Neill Agreement, FP has agreed to pay Sandler O'Neill a transaction fee in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. Under the terms of the Sandler O'Neill Agreement, FP has agreed to pay Sandler O'Neill a transaction fee of 0.6% of the aggregate transaction value if the per share transaction value is less than or equal to $26.50, plus, in the event the per share transaction value exceeds $26.50, an additional amount equal to 5% of the amount by which the actual aggregate transaction value exceeds the aggregate transaction value of a transaction in which the per share transaction value was $26.50 (the "Transaction Fee"). Based upon the closing price of Zions Common Stock on April 17, 1998, the aggregate Transaction Fee payable is approximately $1.6 million, of which $100,000 has been paid, $100,000 will be paid upon approval of the Merger by FP Stockholders, and the balance will be paid upon consummation of the Merger. Sandler O'Neill has also received a fee of $50,000 for rendering its fairness opinion, which will be credited against the Transaction Fee. FP has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

  Sandler O'Neill has in the past provided and continues to provide other financial advisory services to FP and has received and will receive its customary compensation for such services. In the ordinary course of its business, Sandler O'Neill may actively trade the debt and/or equity securities of FP and Zions and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary of the material federal income tax consequences of the Merger to holders who hold shares of FP Common Stock as capital assets deals only with holders who are (i) citizens or residents of the United States, (ii) domestic corporations, (iii) estates the income of which is subject to United States federal income tax regardless of source or (iv) trusts if a court within the United States is able to exercise primary supervision over such trust and one or more United States persons have the authority to control all substantial decisions of such trust ("U.S. Holders"). This summary may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire shares of FP Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of FP Common Stock in a hedging transaction or as part of a straddle or conversion transaction. Also, the summary does not address state, local or foreign tax consequences of the Merger. Consequently, each holder should consult such holder's own tax adviser as to the specific tax consequences of the Merger to such holder.

  This summary is based on current law and represents the opinion of Sullivan & Cromwell, special counsel to Zions, and the opinion of KPMG Peat Marwick LLP, FP's accountants. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. This summary is based on, among other things, assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions have been made with the consent of Zions. Zions does not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the Merger.

  Zions' obligation to consummate the Merger is conditioned upon, among other things, the receipt of an opinion of Sullivan & Cromwell, dated the Effective Date, to the effect that the Merger constitutes a "reorganization" under
Section 368 of the Code. FP's obligation to consummate the Merger is conditioned upon, among other things, the receipt of an opinion of KPMG Peat Marwick LLP dated the Effective Date, to the effect that (i) the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code and (ii) no gain or loss will be recognized by FP Stockholders who receive shares of Zions Common Stock in exchange for shares of FP Common Stock, except with respect to cash received in lieu of fractional share interests. Such opinions will be based upon facts, representations and assumptions set forth therein. In rendering such opinions, Sullivan & Cromwell and KPMG Peat Marwick LLP may require and rely upon representations contained in letters to be received from FP, Zions and FP Stockholders.

  Assuming the Merger qualifies as a "reorganization" within the meaning of
Section 368(a) of the Code, the material federal income tax consequences of the Merger to each of Zions, FP and U.S. Holders who exchange shares of FP Common Stock for shares of Zions Common Stock pursuant to the Merger will be as follows:

    (i) in general, no gain or loss will be recognized by Zions or FP as a result of the consummation of the Merger;

    (ii) no gain or loss will be recognized by a U.S. Holder who receives shares of Zions Common Stock in exchange for shares of FP Common Stock pursuant to the Merger, except as described below with respect to a U.S. Holder who receives cash in lieu of a fractional share interest in Zions Common Stock;

    (iii) the aggregate adjusted tax basis of shares of Zions Common Stock (including a fractional share interest in Zions Common Stock deemed received and redeemed as described below) received by a U.S. Holder pursuant to the Merger will be the same as the aggregate adjusted tax basis of the shares of FP Common Stock exchanged therefor;

    (iv) the holding period of shares of Zions Common Stock (including a fractional share interest in Zions Common Stock deemed received and redeemed as described below) received by a U.S. Holder pursuant to the Merger will include the holding period of the FP Common Stock exchanged therefor; and

    (v) a U.S. Holder of FP Common Stock who receives cash in lieu of a fractional share interest in Zions Common Stock will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Accordingly, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in (iii) above), unless the cash received is considered "essentially equivalent to a dividend" within the meaning of Section 302 of the Code. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the fractional share interest (determined as described in (iv) above) is more than one year. Long-term capital gain of an individual U.S. Holder is subject to a maximum tax rate of 28% in respect of property held for more than one year. The maximum rate is reduced to 20% for property held for more than 18 months.

  Under the terms of the Merger Agreement, the conditions to the Merger, including receipt by each party of opinions of counsel relating to tax matters, may generally be waived by Zions or FP, as applicable. As of the date of this Proxy Statement-Prospectus, neither Zions nor FP intends to waive the conditions as to the receipt of opinions of counsel on tax matters. In the event of a failure to obtain tax opinions, and a party's determination to waive such condition to the consummation of the Merger, FP will resolicit the votes of its stockholders to approve the Merger without such conditions and update the information contained herein with respect to the tax consequences of the Merger as necessary. See "The Merger Agreement--Conditions," "--Waiver and Amendment" and "--Termination."

  BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF FP COMMON STOCK AND OTHER FACTORS, EACH SUCH HOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS).

REGULATORY APPROVALS

 Federal Reserve Board Approval

  The Merger is subject to prior approval by the Federal Reserve Board under
Section 3 of the BHCA, which requires that the Federal Reserve Board take into consideration, among other things, competition, the financial and managerial resources and future prospects of the holding companies and banks concerned and the convenience and needs of the communities to be served. The BHCA prohibits the Federal Reserve Board from approving the Merger if (a) it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or (b) its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly, or if it would in any other manner be in restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital structure, taking into account, among other factors, the nature of the business and operations and plans for expansion. Furthermore, the Federal Reserve Board must also assess the records of the depository institution subsidiaries of Zions and FP under the Community Reinvestment Act of 1977, as amended (the "CRA"). The CRA requires that the Federal Reserve Board evaluate, when evaluating an application, each depository institution's record of meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with safe and sound operation and take such record into account when evaluating certain regulatory applications.

  Under the BHCA, the Merger may not be consummated until the thirtieth day following the date of Federal Reserve Board approval. If the Federal Reserve Board has not received any adverse comments from the Attorney General of the United States relating to competitive factors, the waiting period may be reduced to no less than 15 days.

  Zions submitted the FRB Notice seeking approval of the Merger and related matters to the Federal Reserve Board on February 2, 1998. On March 12, 1998, Zions received approval for the Merger from the Federal Reserve Board.

 Federal Deposit Insurance Corporation Approval

  The Bank Merger is subject to the approval of the FDIC pursuant to Section 18(c) of the Federal Deposit Insurance Act. The FDIC is prohibited by law from approving any merger that would tend to create or result in a monopoly, or which would further a combination, conspiracy or attempt to monopolize the business of banking in any part of the United States. In addition, the FDIC may not approve a transaction whose effect in any section of the country may be substantially to lessen competition. In considering an application, the FDIC also considers the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.

  Under the Federal Deposit Insurance Act, the Bank Merger may not be consummated until the thirtieth day following the date of FDIC approval. If the FDIC has not received any adverse comments from the Attorney General of the United States relating to competitive factors, the waiting period may be reduced to no less than 15 days. Grossmont submitted an application for approval of the Bank Merger to the FDIC on February 10, 1998. On April 14, 1998, Grossmont received approval for the Bank Merger from the FDIC.

 Approval of the Commissioner of the California Department of Financial Institutions

  The Bank Merger also requires the approval of the Commissioner of the California Department of Financial Institutions. To approve an application, the Commissioner must find that (a) the merger will not result in a monopoly or cause a lessening of competition, (b) the shareholders' equity and financial condition of the surviving bank will be adequate, (c) management of the surviving bank will be satisfactory, (d) the surviving bank will afford reasonable promise of successful operation and be operated in a safe and sound manner and (e) the merger will be fair, just and equitable. Grossmont submitted an application for approval of the Bank Merger to the Commissioner on February 10, 1998. On March 11, 1998, Grossmont received approval for the Bank Merger from the Commissioner.

  Zions and FP are not aware of any material governmental approvals or actions that are required for consummation of the Merger and the Bank Merger, except as described above. Should any such approval or action be required, it is currently contemplated that such approval or action would be sought.

RESALE OF ZIONS COMMON STOCK

  All shares of Zions Common Stock received by FP Stockholders in the Merger will be freely transferrable, except that shares of Zions Common Stock received by such FP Stockholders who are deemed to be "affiliates" (as defined for purposes of Rule 145 under the Securities Act) of FP as of the date of the Special Meeting may be resold by them only pursuant to an effective registration statement under the Securities Act covering resales of such shares or in transactions permitted by the resale provisions of Rule 145 of the Securities Act (or pursuant to Rule 144 under the Securities Act in the case of such persons who become affiliates of Zions) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of FP generally include individuals or entities that control, are controlled by, or are under common control with, such entities and may include certain officers and directors of such entities as well as principal shareholders of such entities.

  FP has agreed in the Merger Agreement to use its reasonable best efforts to obtain a written agreement from each person who may be deemed to be an "affiliate" of FP providing that such person will not sell, transfer or otherwise dispose of any shares of Zions Common Stock to be received by such person in the Merger, except in compliance with the applicable provisions of the Securities Act, and not to sell, transfer, pledge or otherwise dispose of
(i) any shares of FP Common Stock during the period commencing 30 days prior to the Effective Date or (ii) any shares of Zions Common Stock received by the undersigned in the Merger until after such time as results covering at least 30 days of combined operations of FP and Zions have been published by Zions, in the form of a quarterly earnings report, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes such combined results of operations. Certain of the persons likely to be deemed affiliates have pledged their shares of FP Common Stock. Any such agreement not to sell shares of FP Common Stock would, of course, be subject to such pledge agreements. See "The Stockholder Agreements."

  Commission guidelines indicate that the pooling-of-interests method generally will not be challenged on the basis of selling of shares by affiliates of the acquiring or the acquired company if such affiliates do not dispose of any shares (other than a "de minimis" number of shares) of the stock they received in connection with the Merger during the period beginning 30 days before the Merger and ending when financial results covering at least 30 days of post-merger operations of the combined enterprise have been published. See "The Merger--Accounting Treatment."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

 General

  In considering the recommendation of the FP Board, FP Stockholders should be aware that certain members of the Board of Directors and management of FP have certain interests in the transactions contemplated by the Merger Agreement that are in addition to the interests of FP Stockholders generally and which may create potential conflicts of interest. These interests include, among other things, the following: (i) FP has entered into employment agreements with Harvey L. Williamson, President and Chief Executive Officer of FP, Michael J. Perdue, Executive Vice President and Chief Operating Officer of FP and Gary W. Deems, Executive Vice President and Chief Administrative Officer of FP which contain, among other things, change of control provisions that would be triggered by the Merger; (ii) FP has entered into salary continuation agreements with Mr. Perdue and Mr. Deems which contain change of control provisions that would be triggered by the Merger; (iii) at the Effective Time the employment agreement and salary continuation agreement of Mr. Perdue shall lapse and be replaced with an employment agreement between Mr. Perdue and Grossmont, which was entered into at the request of Zions; (iv) Messrs. Williamson and Deems have entered into non-competition agreements with Grossmont and Zions at the request of Zions, which become effective upon their resignation; (v) Zions will indemnify the directors and officers of FP and its subsidiaries from certain liabilities and provide them with directors' and officers' liability insurance; (vi) stock options with respect to FP Common Stock held by FP Stockholders, including directors and certain officers of FP will be converted into stock options with respect to Zions Common Stock; and
(vii) three members of the FP Board, Messrs. Baker, Klemme and Luce, will continue as members of the Grossmont Board after consummation of the Bank Merger. In addition, if the proposed Sumitomo Merger and the transactions contemplated thereby are approved and consummated, Robert G. Sarver, the chairman of the board of Grossmont, and a limited partnership, of which Mr. Sarver is the general partner, will hold, in equal proportions, an aggregate 5% interest in the resultant bank (a combination of Grossmont and The Sumitomo Bank of California). These interests are more fully described below.

 Employment Agreements

  The executive officers of FP, Harvey L. Williamson, Michael J. Perdue and Gary W. Deems, have written employment agreements with FP and FPNB.

  Williamson Employment Agreement. On August 1, 1997, Mr. Williamson entered into a new Employment Agreement (the "CEO Employment Agreement") with FPNB (replacing prior employment and change of control agreements with FPNB), under which FP has certain obligations. The CEO Employment Agreement provides that upon a change of control (as defined therein), Mr. Williamson is entitled to the following severance benefits: (i) a lump sum payment of an amount equal to the salary that would otherwise be payable at the then current salary rate through December 31, 1998, plus the pro rata portion of the bonus that he would have earned with respect to the portion of the calendar year elapsed through the date of termination under the most recently in force executive bonus plan and (ii) continuation of health insurance and the use of an automobile provided by FPNB for a period of the lesser of one year or the time until December 31, 1998. These severance benefits will be paid in the event that, as expected, Mr. Williamson's employment is terminated on the Effective Date.

  Deems and Perdue Employment Agreements. In August, 1997, Mr. Deems and Mr. Perdue (the "Executives," or individually, "Executive") each entered into a new Employment Agreement (the "Executive Employment Agreements") with FP and FPNB (replacing prior employment and change of control agreements with FPNB). Each of the Executive Employment Agreements is effective through December 31, 1998.

  The Executive Employment Agreements provide certain benefits if within two years after a definitive agreement is executed causing a later change of control (as defined therein) the Executive is terminated, his salary is reduced or he is required to be based more than 35 miles from the executive offices of FPNB. In such an event, the Executive is entitled to the following benefits: (i) a lump sum payment of an amount equal to the lesser of (a) one year's salary at the then current salary rate, or (b) the salary that would otherwise be payable at the then current salary rate, through the Executive's attainment of age 65, plus the pro rata portion of the bonus that the Executive would have earned with respect to the portion of the calendar year elapsed through the date of termination under the most recently in force executive bonus plan and (ii) continuation of health insurance and the use of an automobile provided by FPNB for a period of the lesser of one (1) year or the time until the Executive attains the age of 65. At the Effective Time, if, as expected, Mr. Deems is terminated, he will be entitled to these benefits. Mr. Perdue has entered into an Employment Agreement with Grossmont that would replace his Executive Employment Agreement upon consummation of the Merger. See "--Employment Agreement between Mr. Perdue and Grossmont."

 Salary Continuation Agreements

  On August 1, 1997, Mr. Deems and Mr. Perdue each entered into a Salary Continuation Agreement (the "Salary Continuation Agreement") with FP and FPNB. Each Salary Continuation Agreement permits the Executive to defer compensation to fund a portion of an annual benefit to be paid under schedules included in the Salary Continuation Agreement. FPNB is responsible for funding other benefits which vest over a period of time, subject to the discussion below.

  Upon the retirement after age 65 or disability of the Executive, FPNB shall pay to the Executive the annual sum of $120,000 if that the Executive has made all of the scheduled deferrals (15 in the case of Mr. Deems and 22 in the case of Mr. Perdue), for a period of 180 months following the date of retirement or disability. If not all of the scheduled deferrals have been made, FPNB shall pay to the Executive a lesser amount based upon the actual deferrals made by the Executive and a benefit schedule setting forth the amount of FPNB's responsibility for annual payments. If the Executive dies while employed, FPNB shall pay his beneficiary the annual sum of $120,000 for a period of 180 months. If the Executive is terminated by FPNB for cause (using the same definitions appearing in the Executive Employment Agreement) the Executive will be entitled to receive only his vested benefit based on his deferrals, for a period of 180 months beginning at age 65. If the Executive is terminated by FPNB without cause he will also be entitled to receive the vested benefit funded by FPNB, for a period of 180 months beginning at age 65.

  In the event of a Change of Control while the Executive is employed with FP or FPNB, FPNB will be obligated to provide the annual sum of at least $60,000 for a period of 180 months beginning at age 65. In effect what this implies in the context of the Merger is that if the Executive is terminated without cause after the Merger he will be entitled to receive the amount vested based on his deferrals, plus $60,000 per year, all for a period of 180 months, commencing at age 65. If the Merger occurs in May 1998, Mr. Deems would be entitled to a payment of approximately $68,000 per year for 180 months beginning in the year 2011. Mr. Perdue has agreed that he will give up his benefits under the Salary Continuation Agreement if the Merger is completed. However, if the Merger occurs in May 1998 and Mr. Perdue does not waive his rights under the Salary Continuation Agreement, Mr. Perdue would be entitled to a payment of approximately $63,000 per year for 180 months beginning in the year 2019.

 Employment Agreement between Mr. Perdue and Grossmont

  Mr. Perdue, FPNB and Grossmont have entered into an Employment Agreement (the "Perdue Agreement"). Under the Perdue Agreement, Mr. Perdue's Executive Employment Agreement and Salary Continuation Agreement will cease to be effective upon completion of the Merger and he will receive only the benefits provided under the Perdue Agreement. Mr. Perdue will serve as a Senior Vice President of Grossmont for a period of three years (which may be extended for an additional two years) or until his earlier death, disability or termination and will be paid at least his current salary with FPNB. He will also be provided with an automobile, reimbursement of reasonable expenses related to his service to Grossmont and employee benefits, vacation and sick leave under the policies of Grossmont applicable to an officer of his rank. However, if he leaves his employment with Grossmont, he could receive the greater of the payment he would have received under his Salary Continuation Agreement or under the Perdue Agreement.

  At the end of the term of employment or if Mr. Perdue is terminated due to death, disability, termination "for cause" or self-termination, he will receive only his salary through the date of termination, accrued rights under employee benefit plans, rights to reimbursement, the right to be paid the cash equivalent of accrued annual leave and sick leave, and monthly payments totaling $50,000 per annum for a period of two years as consideration for certain non-competition provisions described below.

  If Mr. Perdue is terminated by Grossmont "without cause," is required to relocate to another branch or office of Zions or Grossmont or their affiliates more than 50 miles from Escondido for more than six months and he elects to resign, or if Grossmont demotes him from the position of Senior Vice President or he loses any significant duties or responsibilities attending such position without his consent and he elects to resign, he will be entitled to certain benefits. For a period of 12 months or until the end of his term of employment, whichever is longer, he would receive his salary at the then-effective rate. He would receive all accrued rights under employee benefit plans, rights to reimbursement and the right to be paid the cash equivalent of accrued annual leave and sick leave. He would also receive a payment based on the average cash bonuses and amounts under profit sharing plans payable to him during the three fiscal years preceding termination equal to the greater of that amount or the amount prorated over the remainder of the three year term of the Perdue Agreement. Finally, he would receive continued medical and dental insurance benefits and continued use of the automobile for a period of one year from the date of termination.

  The Perdue Agreement contains provisions prohibiting Mr. Perdue from taking certain actions after termination of employment with Grossmont that would be deemed to be competitive with its business. In particular, for a period of two years after termination he agrees that he will not (i) engage in the banking business in Riverside or San Diego Counties (the "Market Area"), (ii) directly or indirectly own, manage, operate, control, be employed by or provide management or consulting services to any entity engaged in the banking business in the Market Area or (iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer or member of the respective boards of directors of Grossmont or any of its affiliates to engage in any of the first two prohibited activities within the Market Area.

 Williamson and Deems Non-competition Agreements

  Mr. Williamson and Mr. Deems have entered into non-competition agreements with Zions and Grossmont effective upon completion of the Merger. In particular, for a period of two years from the date of their respective termination of employment, each of them agrees that he will not (i) engage in the banking business in the Market Area, (ii) directly or indirectly own, manage, operate, control, be employed by or provide management or consulting services to any entity engaged in the banking business in the Market Area or
(iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer or member of the respective boards of directors of Grossmont, Zions or any of their affiliates to engage in any of the first two prohibited activities within the Market Area. Each of them will be paid the amount of $70,000 per annum, payable monthly for the two-year period. Each of them will also receive continued medical, disability, life and accidental death insurance benefits for the two-year period.

 Indemnification; Directors' and Officers' Insurance

  The Merger Agreement provides that from and after the Effective Time through the fourth anniversary of the Effective Time, Zions will indemnify each director and officer of FP and FPNB, determined as of the Effective Time, against certain liabilities arising out of matters existing or occurring at or prior to the Effective Time (but excluding Costs (as defined herein) arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading) to the extent to which such indemnified parties were entitled under Delaware law, the FP Certificate and the FP Bylaws in effect on December 29, 1997. Zions will also advance expenses as incurred to the extent permitted under Delaware law, the FP Certificate and the FP Bylaws. In addition, for a period of three years after the Effective Time, Zions has agreed to use its reasonable best efforts to maintain in effect the current policies of directors' and officers' liability insurance maintained by FP, provided that Zions is in no event obligated to spend in connection therewith any amount per annum in excess of 150% of the amount of annual premiums paid by FP for such insurance as of the date of the Merger Agreement.

 Stock Options

  The directors and certain officers and employees of FP have previously received FP Stock Options, which entitle them to purchase shares of FP Common Stock under the Amended and Restated 1988 Stock Option Plan (the "FP Stock Plan").

  At the Effective Time, each outstanding FP Stock Option, whether vested or unvested, would be converted into an option to acquire, on the same terms and conditions as were applicable under such FP Stock Options, such number of full shares of Zions Common Stock as the holder of such FP Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such FP Stock Option in full immediately prior to the Effective Time, at an exercise per share equal to the aggregate exercise price per share of the shares of FP Common Stock otherwise purchasable pursuant to such FP Stock Option divided by the number of shares of Zions Common Stock subject to the option. The FP Stock Options which are presently unexercisable and unvested would, pursuant to the terms of the FP Stock Plan, automatically become exercisable and vested upon the occurrence of a "change of control," as defined in the FP Stock Plan. The Merger would constitute a "change of control" for purposes of the FP Stock Plan.

 Sumitomo Merger and the Sarver Transaction

  If the proposed Sumitomo Merger and the transactions contemplated thereby are approved by the stockholders of The Sumitomo Bank of California and all applicable regulatory authorities, and if all other conditions to the Sumitomo Merger are met, it is expected that Robert G. Sarver, the chairman of the board of Grossmont, and a limited partnership, of which Mr. Sarver is the general partner, will be allowed to purchase, for approximately $34 million, an aggregate 5% interest in the resultant bank (a combination of Grossmont and The Sumitomo Bank of California), such interest to be held by Mr. Sarver and the limited partnership in equal proportions.

ACCOUNTING TREATMENT

  For accounting and financial reporting purposes, it is expected that the Merger will be accounted for as a pooling-of-interests in accordance with generally accepted accounting principles. Under this method of accounting, the previously recorded assets and liabilities of Zions and FP would be carried forward to the Surviving Corporation at their recorded amounts; income and expenses of the Surviving Corporation would include income and expenses of Zions and FP for the entire fiscal year in which the Merger occurs; and the reported results of the separate corporations for prior periods would be combined and restated as the results of the Surviving Corporation.

                             THE MERGER AGREEMENT

  Set forth below is a description of certain of the terms and conditions of the Merger Agreement and related matters. This summary of the terms and conditions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement as set forth in Appendix A hereto and the text thereof is incorporated by reference herein.

THE MERGER

  The Merger Agreement was entered into by and between Zions and FP as of December 29, 1997. Pursuant to the Merger Agreement, at the Effective Time, FP will merge with and into Zions, and Zions will be the Surviving Corporation in the Merger. The separate corporate existence of FP will then cease.

CONVERSION OF FP COMMON STOCK

  Under the terms of the Merger Agreement, each share of FP Common Stock issued and outstanding at the Effective Time (other than Treasury Stock) will be converted automatically into the right to receive 0.627 of a share of Zions Common Stock, with any rights attached thereto under or by virtue of the Zions Rights Plan. FP Stockholders will receive cash in lieu of fractional shares of Zions Common Stock.

EFFECTIVE TIME

  The Merger will become effective upon the filing of articles of merger and related documents with the Utah Division of Corporation and Commercial Code and the Secretary of State of the State of Delaware or on such later date as may be specified in such articles. At the Effective Time, FP shall be merged with and into Zions. FP's separate corporate existence will thereupon cease. In addition, as promptly as practicable after the consummation of the Merger, FPNB will be merged with and into Grossmont, and Grossmont will be the resulting bank upon consummation of the Bank Merger.

EXCHANGE OF STOCK CERTIFICATES

  At or prior to the Effective Time, Zions will deposit, or will cause to be deposited, with a bank or trust company (which may be a subsidiary of Zions) selected by Zions and (except in the case of a Zions subsidiary) reasonably acceptable to FP (the "Exchange Agent"), certificates representing the shares of Zions Common Stock ("New Certificates") and an estimated amount of cash in lieu of fractional shares to be paid in exchange for outstanding shares of FP Common Stock (the "Merger Consideration").

  As soon as practicable after the Effective Date, but not more than ten business days thereafter, Zions will send or cause to be sent to each FP Stockholder who holds of record immediately prior to the Effective Time shares of FP Common Stock a letter of transmittal (the "Letter of Transmittal"), and instructions for use in effecting the exchange of the certificates representing shares of FP Common Stock (a "Certificate") for the Merger Consideration.

  Upon delivery to the Exchange Agent of a Certificate or Certificates Zions will cause New Certificates and/or any check in respect of any fractional share interests or dividends or distributions which such holder is entitled to receive to be delivered to such holder. After the Effective Date and until surrendered, each Certificate will be deemed to represent only the right to receive the Merger Consideration.

  At the election of Zions, no dividends or other distributions with respect to Zions Common Stock with a record date occurring after the Effective Time will be paid with respect to any shares of FP Common Stock represented by a Certificate until such Certificate is delivered for exchange. Following delivery of any such Certificate, the holder of such Certificate will be entitled to receive only such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Zions Common Stock such holder had the right to receive upon delivery of the Certificate.

CONDUCT OF BUSINESS PRIOR TO THE MERGER

 FP

  FP has agreed in the Merger Agreement, without the prior written consent of Zions not to, and to cause each of its subsidiaries not to:

    (a) conduct the business of FP and its subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, take any action that would adversely affect or delay the ability of FP, Zions or any of their subsidiaries to perform any of their obligations on a timely basis under the Merger Agreement, or take any action reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on FP or its subsidiaries, taken as a whole;

    (b) other than pursuant to the Debentures and rights previously disclosed and outstanding on the date of the Merger Agreement, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of, or rights to acquire, FP Common Stock, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of FP Common Stock to become subject to new grants of employee or director stock options, other rights or similar stock-based employee rights;

    (c)(i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of FP Common Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

    (d) enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of FP or its subsidiaries, or grant any salary or wage increase or increase any employee benefit, except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practices (including increases in the annual bonus pool and reallocations pursuant thereto; provided that for 1998 such pool shall not exceed the 1997 pool, prorated through the Effective Date), (ii) for other changes that are required by applicable law, (iii) to satisfy previously disclosed contractual obligations existing as of the date of the Merger Agreement or (iv) for grants of awards to newly hired employees consistent with past practice;

    (e) enter into, establish, adopt or amend (except as may be required by applicable law or to satisfy previously disclosed contractual obligations) any benefit plan in respect of any director, officer or employee of FP or its subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

    (f) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material;

    (g) acquire all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that is not material;

    (h) make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice and not to exceed specified amounts;

    (i) amend its or any subsidiary's articles or certificate of incorporation or bylaws (or similar governing documents);

    (j) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;

    (k) except in the ordinary course of business consistent with past practice or to reasonably comply with or ameliorate FP's obligations pursuant to the Debentures, enter into or terminate any material contract or amend or modify in any material respect any of its existing material contracts;

    (l) except in the ordinary course of business consistent with past practice (including increases in the annual bonus pool and reallocations pursuant thereto; provided that for 1998 such pool shall not exceed the 1997 pool, prorated through the Effective Date), generally settle any material claim, action or proceeding;

    (m)(i) take any action while knowing that such action would or is reasonably likely to prevent or impede the Merger from qualifying (A) for "pooling-of-interests" accounting treatment or (B) as a reorganization for tax purposes; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue, (B) any of the conditions to the Merger not being satisfied or (C) a material violation of any provision of the Merger Agreement except, in each case, as may be required by applicable law or regulation;

    (n) except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

    (o) incur any indebtedness for borrowed money other than in the ordinary course of business; or

    (p) agree or commit to do any of the foregoing.

  Notwithstanding anything to the contrary in these provisions, FP is not to be deemed to be in breach of these provisions by taking appropriate actions to redeem and/or convert its outstanding Debentures. The parties consented to reasonable actions by FP to meet its obligations under the Debentures. All of the Debentures were in fact converted effective January 20, 1998.

 Zions

  Zions has agreed in the Merger Agreement, without the prior written consent of FP, not to, and cause each of its subsidiaries not to:

    (a) take any action that would adversely affect or delay the ability of FP or Zions to perform any of their obligations on a timely basis under the Merger Agreement, or take any action that is reasonably likely to have a Material Adverse Effect on Zions or its subsidiaries, taken as a whole; or

    (b)(i) take any action while knowing that such action would or is reasonably likely to prevent or impede the Merger from qualifying (A) for pooling-of-interests accounting treatment or (B) as a reorganization for tax purposes; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue, (B) any of the conditions to the Merger not being satisfied or (C) a material violation of any provision of the Merger Agreement except, in each case, as may be required by applicable law or regulation.

CERTAIN COVENANTS

 Stockholder Meeting

  FP has agreed to take, in accordance with applicable law and FP's Certificate and FP Bylaws, all action necessary to convene an appropriate meeting of the FP Stockholders to consider and vote upon the approval and adoption of the Merger Agreement and any other matters required to be approved by the FP Stockholders for consummation of the Merger. Except to the extent the FP Board reasonably determines otherwise in the exercise of its fiduciary duties following receipt of advice of FP's legal counsel, the FP Board will recommend that the FP Stockholders approve the Merger and any other matters required to be approved by the FP Stockholders for consummation of the Merger.

 Acquisition Proposals

  FP has agreed that it will not, and it will cause its subsidiaries and its subsidiaries' officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving FP or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial position of the assets or deposits of, FP or any of its subsidiaries (other than as contemplated by the Merger Agreement) (an "Acquisition Proposal"), except in the special circumstance where the FP Board (i) concludes in good faith that the Acquisition Proposal, if consummated, would result in a transaction more favorable to holders of FP Common Stock than the transaction contemplated by the Merger Agreement; (ii) determines in good faith based upon the advice of outside counsel that such action is legally necessary to discharge its fiduciary duties; and (iii) prior to responding to the Acquisition Proposal, notifies Zions of such Acquisition Proposal.

 Indemnification of Directors and Officers; Insurance

  Zions has agreed that from and after the Effective Date through the fourth anniversary of the Effective Date, Zions will indemnify and hold harmless each present and former director and officer of FP or any subsidiary of FP determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses, including reasonable attorneys' fees, judgments, fines, losses, claims, damages or liabilities (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including Costs incurred in connection with the Merger Agreement or any of the transactions contemplated thereby, but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading), whether asserted, claimed or arising prior to, at or after the Effective Time, to the extent to which such Indemnified Parties were entitled under Delaware law, the FP Certificate or the FP Bylaws in effect on the date of the Merger Agreement.

  In addition, for a period of three years after the Effective Time, Zions has agreed to use its reasonable best efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by FP (provided that Zions may substitute therefor policies of comparable coverage with respect to claims arising from facts or events which occurred before the Effective Time); provided, however, that in no event will Zions be obligated to expend in connection therewith any amount per annum in excess of 150% of the amount of the annual premiums paid as of the date of the Merger Agreement by FP for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Zions has agreed to use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount. Notwithstanding the foregoing, prior to the Effective Time, Zions may request FP to, and FP shall, purchase insurance coverage, on such terms and conditions as shall be acceptable to Zions, extending for a period of three years FP's directors' and officers' liability insurance coverage in effect as of the date of the Merger Agreement (covering past or future claims with respect to periods before the Effective Time).

 Certain Filings, Consents and Arrangements

  Pursuant to the Merger Agreement, Zions and FP have agreed to make filings and applications with the Federal Reserve Board, the FDIC and the Commissioner in order to obtain all approvals, consents and waivers of governmental agencies or regulatory authorities necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement.

 Access to Information

  Upon reasonable notice, each party has agreed to afford to the other party and its representatives access during normal business hours throughout the period prior to the Effective Time to the books, records, properties, personnel and to such other information as the requesting party may reasonably request; provided, however, that no investigation pursuant to such access shall affect or be deemed to modify any representation or warranty made in the Merger Agreement. Each party has agreed that it will not, and will cause its representatives not to, use any information obtained pursuant to the access described above for any purpose unrelated to the consummation of the transactions contemplated by the Merger Agreement. In addition, subject to the requirements of law, each party has agreed to keep confidential, and to cause its representatives to keep confidential, all information and documents obtained pursuant to the access described above, subject to customary exceptions.

 Directors of Grossmont

  Zions will cause Grossmont to add to the board of directors of Grossmont three individuals from the FP Board who are reasonably acceptable to Zions.

CONDITIONS

  The obligations of Zions and FP to consummate the Merger are subject to the fulfillment or written waiver prior to the Effective Time of certain conditions, including (a) the approval of FP Stockholders of the Merger by no less than the requisite percentage of the outstanding voting stock of FP; (b) all regulatory approvals required to consummate the Merger, the Bank Merger and the other transactions contemplated by the Merger Agreement having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired and no such approvals containing any conditions, restrictions or requirements which the Board of Directors of Zions reasonably determines would (i) following the Effective Time, have a Material Adverse Effect (as defined in the Merger Agreement) on the Surviving Corporation and its subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated by the Merger Agreement to such a degree that Zions would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known at the date of the Merger Agreement;
(c) no court, administrative agency or commission or other federal, state or local governmental authority or instrumentality (a "Governmental Authority") of competent jurisdiction having enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect at the Effective Time and which prohibits consummation of the transactions contemplated by the Merger Agreement; (d) the Registration Statement having become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement having been issued and no proceedings for that purpose having been initiated or threatened by the Commission; and (e) all permits and other authorizations under state securities laws necessary to consummate the transactions contemplated by the Merger Agreement and to issue the shares of Zions Common Stock to be issued in the Merger having been received and being in full force and effect.

  The obligation of Zions to consummate the Merger is also subject to the fulfillment or written waiver of Zions prior to the Effective Time of certain additional conditions, including (a) subject to a materiality standard set forth in the Merger Agreement, each of the representations and warranties of FP contained in the Merger Agreement being true and correct as of the date of the Merger Agreement and the Effective Time (except that representations and warranties that by their terms speak only as of the date of the Merger Agreement or some other date need be true and correct as of such date), and Zions having received a certificate, dated the Effective Date, signed on behalf of FP by the Chief Executive Officer and the Chief Financial Officer of FP to such effect; (b) FP having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time, and Zions having received a certificate, dated the Effective Date, signed on behalf of FP by the Chief Executive Officer and the Chief Financial Officer of FP to such effect; (c) Zions having received an opinion of Sullivan & Cromwell, special counsel to Zions, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger constitutes a reorganization under Section 368 of the Code; (d) Zions having received letters from FP's independent auditors, dated (i) the date on which the Registration Statement shall become effective and (ii) a date shortly prior to the Effective Date, addressed to Zions and Zions' directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72; and
(e) Zions having received from KPMG Peat Marwick LLP, Zions' independent auditors, letters, dated the date of or shortly prior to each of the mailing date of this Proxy Statement-Prospectus and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment.

  The obligation of FP to consummate the Merger is also subject to the fulfillment or written waiver by FP prior to the Effective Time of certain additional conditions, including (a) subject to a materiality standard set forth in the Merger Agreement, each of the representations and warranties of Zions contained in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak only as of the date of the Merger Agreement or some other date need only be true and correct as of such date), and FP having received a certificate, dated the Effective Date, signed on behalf of Zions by the Chief Executive Officer and the Chief Financial Officer of Zions to such effect; (b) Zions having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time, and FP having received a certificate, dated the Effective Date, signed on behalf of Zions by the Chief Executive Officer and the Chief Financial Officer of Zions to such effect; (c) FP having received an opinion of KPMG Peat Marwick LLP, FP's accountants, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constituting a "reorganization" within the meaning of
Section 368 of the Code and (ii) no gain or loss will be recognized by FP Stockholders who receive shares of Zions Common Stock in exchange for shares of FP Common Stock, except with respect to cash received in lieu of fractional share interests; (d) FP having received letters from Zions' independent auditors, dated (i) the date on which the Registration Statement becomes effective and (ii) a date shortly prior to the Effective Date, addressed to FP, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72; (e) no Stock Acquisition Date (as such term is defined in Zions' Shareholder Protection Rights Plan) having occurred under the Shareholder Protection Rights Plan prior to the Effective Time; (f) FP having received from its independent auditors, letters, dated the date of or shortly prior to each of the mailing date of this Proxy Statement-Prospectus and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment; and (g) the shares of Zions Common Stock to be issued in the Merger having been approved for listing on NASDAQ, subject to official notice of issuance.

WAIVER AND AMENDMENT

  Prior to the Effective Time, any provision of the Merger Agreement may be
(i) waived by the party benefitted by the provision, or (ii) amended or modified at any time, by an agreement in writing between Zions and FP, except that after the Special Meeting, the Merger Agreement may not be amended if it would violate the DGCL or reduce the consideration to be received by FP Stockholders in the Merger.

TERMINATION

 General

  The Merger Agreement may be terminated, and the Merger abandoned (a) at any time prior to the Effective Time, by the mutual consent of Zions and FP ; (b) at any time prior to the Effective Time, by Zions or FP, in the event of either: (i) a breach by the other party of any representation or warranty contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect; (c) at any time prior to the Effective Time, by Zions or FP, in the event that the Merger is not consummated by August 31, 1998, except to the extent that the failure of the Merger to be consummated by August 31, 1998 arises out of or results from the knowing action or inaction of the party seeking to terminate the Merger Agreement pursuant to this clause; (d) by FP or Zions, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by the Merger Agreement shall have been denied by final nonappealable action of such Governmental Authority or
(ii) the FP Stockholder approval solicited hereby is not obtained at the Special Meeting; (e) at any time prior to the Special Meeting, by Zions if the FP Board fails to recommend approval of the Merger Agreement and any other matters required to be approved by FP Stockholders for consummation of the Merger, withdraws such recommendation or modifies or changes such recommendation in a manner adverse in any respect to the interests of Zions; (f) by Zions, if FP takes, causes to be taken or allows to be taken any action that is prohibited under the Merger Agreement covenant with respect to the Acquisition Proposals; or (g) by FP prior to the approval by its stockholders of the Merger, if FP receives an Acquisition Proposal on terms and conditions which the FP Board determines, after receiving the advice of its outside counsel, (i) that to proceed with the Merger would violate the fiduciary duties of the FP Board to FP's Stockholders and (ii) to accept such proposal; provided, however, that FP would not be entitled to terminate the Merger Agreement pursuant to this clause unless it had provided Zions with written notice of such a possible determination (which written notice shall inform Zions of the material terms and conditions of the proposal, including the identity of the proponent) two business days prior to such determination.

 Effect of Termination; Liquidated Damages

  In the event of the termination of the Merger Agreement by either Zions or FP, as provided above, subject to the provisions set forth below, neither Zions nor FP will have any liability or further obligation to the other party except to the extent the Merger Agreement specifically provides that certain covenants survive such termination and except that such termination will not relieve a breaching party from liability for any willful breach of the Merger Agreement giving rise to such termination.

  Notwithstanding the foregoing, if the Merger Agreement is terminated (i) by Zions pursuant to clause (b), (e) or (f) of the second preceding paragraph and, at the time of the occurrence of the circumstances permitting termination pursuant to such clause, there is in existence an Acquisition Proposal with respect to FP or any of its subsidiaries, or (ii) by FP pursuant to clause
(d)(ii) or clause (g) of the second preceding paragraph and, at the time of the occurrence of the circumstance permitting termination pursuant to such clause, there is in existence an Acquisition Proposal with respect to FP or any of its subsidiaries, then FP will promptly pay to Zions a Break-Up Fee equal to $1.8 million, which (except in the case of termination pursuant to clause (f) of the preceding subsection, in which case such amount will offset any damages to Zions to the extent of payment) the parties agree will represent liquidated and exclusive damages recoverable by Zions relating to the actions resulting in termination.

  FP and Zions have agreed that the agreements contained in the preceding paragraph above are an integral part of the transactions contemplated by the Merger Agreement, that without such agreements Zions would not have entered into the Merger Agreement, and that such amount constitute reasonable liquidated damages and reasonable compensation to Zions for the loss sustained thereby and not a penalty. If FP fails to pay Zion the amount due under the preceding paragraph within three business days of such termination, FP will pay the costs and expenses (including legal fees and expenses) incurred by Zions in connection with any action, including the filing of any lawsuit, taken to collect payment of such amount, together with interest on the amount of any such unpaid amount at the publicly announced prime rate of ZFNB from the date of such termination.

                          THE STOCKHOLDER AGREEMENTS

  Zions has entered into Stockholder Agreements with Messrs. Mark N. Baker, Gary W. Deems, Earle W. Frey, Jr., Robert W. Klemme, Joseph J. Kuebler, Randall C. Luce, Larry R. Markham, Richard W. McBride, Michael J. Perdue, Richard S. Spanjian, Robert M. Spanjian, Richard B. Thomas, Michael W. Wexler and Harvey L. Williamson, each a director and/or officer of FP, and Duane R. Roberts, a stockholder of FP (collectively, the "Inside Stockholders"). The Inside Stockholders, holding in the aggregate shares representing approximately 38.79% of the total voting power of FP Common Stock as of the Record Date, each agreed, in consideration of the substantial expenses incurred by Zions in connection with the Merger Agreement and as a condition to Zions entering into the Merger Agreement, to vote or to cause to be voted, or execute a written consent with respect to, all of such Inside Stockholder's shares of FP Common Stock in favor of adoption and approval of the principal terms of the Merger Agreement and the Merger and all transactions relating thereto at every meeting of FP Stockholders at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto.

  Each Stockholder Agreement also provides that such Inside Stockholder will not, and will not permit any entity under its control to, deposit any of such Inside Stockholder's shares of FP Common Stock in a voting trust or subject any such shares to any agreement, arrangement or understanding with respect to the voting of such shares inconsistent with the Stockholder Agreement entered into by that Inside Stockholder. In addition, the Inside Stockholders each agreed not to sell, assign, pledge, encumber, transfer or otherwise dispose of any of his or her shares of FP Common Stock during the term of the relevant Stockholder Agreement except in connection with the exercise of rights.

  The Stockholder Agreements will terminate upon the earlier to occur of the Effective Time or the date on which the Merger Agreement is terminated in accordance with its terms.

  Notwithstanding the foregoing, the Stockholder Agreements bind the actions of the signatories thereto only in their capacity as FP Stockholders. Those directors of FP who signed Stockholder Agreements are not and cannot be contractually bound to abrogate their fiduciary duties as directors of FP. Accordingly, while such stockholders/directors are, under the Stockholder Agreements executed by them, contractually bound to vote as a FP Stockholder in favor of the Merger, their fiduciary duties as directors of FP nevertheless required them to act in their capacity as directors in the best interest of FP when they decided to approve the Merger. In addition, such stockholders/directors will continue to be bound by their fiduciary duties as directors of FP with respect to any decisions they may take in connection with the Merger or otherwise.

              VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF FP

  The following table lists the only stockholder known by FP to be the beneficial owner of more than five percent of outstanding FP Common Stock.

                                                         AMOUNT AND
                                                          NATURE OF   PERCENT OF
                                                          BENEFICIAL    COMMON
                    NAME AND ADDRESS (1)                 OWNERSHIP(1)  STOCK(1)
                    --------------------                 -----------  ----------
     Duane R. Roberts...................................   551,999      16.81%
      Entrepreneurial Corporate Group
      3400 Central Avenue, #325
      Riverside, CA 92506

--------
(1) Information based on Schedule 13D filed by Duane R. Roberts on June 14,
    1995.

SECURITIES OWNERSHIP OF OFFICERS, DIRECTORS AND OTHERS

  Following is a table which indicates as of the Record Date the amount and the percent of beneficial ownership of FP Common Stock for each director, the Chief Executive Officer and the two other executive officers, and all directors and executive officers as a group.

                         NAME OF                      NO. OF SHARES
                   BENEFICIAL OWNER OR                BENEFICIALLY     % OF
                 NO. OF PERSONS IN GROUP               OWNED(1)(2)   CLASS(3)
                 -----------------------              -------------  --------
     Mark N. Baker..................................      81,350(4)    2.48%
     Gary W. Deems..................................      99,368(5)    3.03%
     Earle W. Frey, Jr..............................      82,066(6)    2.50%
     Robert W. Klemme...............................      36,821(7)    1.12%
     Joseph J. Kuebler..............................      28,356(8)     (19)
     Randall C. Luce................................      24,029(9)     (19)
     Larry R. Markham...............................      13,516(10)    (19)
     Richard W. McBride.............................      73,881(11)   2.25%
     Michael J. Perdue..............................      96,263(12)   2.93%
     Richard S. Spanjian............................      48,726(13)   1.48%
     Robert M. Spanjian.............................      35,452(14)   1.08%
     Richard B. Thomas..............................      17,114(15)    (19)
     Michael W. Wexler..............................      68,063(16)   2.07%
     Harvey L. Williamson...........................      77,206(17)   2.35%
     All executive officers and directors as a group
      (14) persons..................................     781,789(18)  23.81%(18)

--------
 (1) Unless otherwise indicated, each person listed has sole voting and investment power with respect to the shares listed.

 (2) Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares owned, whether jointly or as community property with a spouse, or any stock of which beneficial ownership may be acquired by the exercise of stock options immediately following the consummation of the Merger.

 (3) Any securities not outstanding which are subject to options, warrants, rights or conversion privileges which may be exercised immediately following the consummation of the Merger shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

 (4) Includes 21,414 shares held by Mark N. Baker as Trustee of the Trust dated October 21, 1985; also includes 7,702 shares held by Mark N. Baker as Custodian for the benefit of certain of his children under the California Uniform Gift to Minors Act; also includes 104 shares held by Margaret A. Baker as Custodian for the benefit of certain of her nieces under the California Uniform Gift to Minors Act; also includes
    40,592 shares held by the Baker Electric Profit Sharing Plan and the Tri-Baker, Inc. Profit Sharing Plan; also includes 1,657 shares held by Kent
    N. Baker, Mark N. Baker and Gerald N. Baker as Trustees of the December 21, 1989 Baker Trust; also includes 770 shares held in the name of Wedbush Morgan Securities, Inc. for the benefit of Mark N. Baker under an individual retirement account; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

 (5) Includes 49,735 shares held by MLPF&S as Custodian for the benefit of Gary W. Deems under an individual retirement account; also includes 2,909 shares held in the First Pacific National Bank 401(k) Savings Plan; also includes 15,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

 (6) Includes 281 shares held by Earle W. Frey, Jr. as Trustee of the Frey Family Trust; also includes 1,966 shares held by Earle W. Frey, Jr. as Trustee under a Trust dated February 17, 1977; also includes 67,348 shares held in the name of MLPF&S for various Frey Family Trusts; also includes 4,471 shares held by MLPF&S as Custodian for the benefit of Earle W. Frey, Jr., under an individual retirement account; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

 (7) Includes 28,821 shares held by Robert W. Klemme as Trustee of the Klemme Family Trust; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

 (8) Includes 1,887 shares held by MLPF&S as Custodian for the benefit of Krista Kuebler; also includes 20 shares held by Joseph J. Kuebler as Custodian for the benefit of Amber Adams-Kuebler; also includes 1,859 shares held by MLPF&S as Custodian for the benefit of Sharon Kuebler under an individual retirement account; also includes 6,890 shares held by MLPF&S as Custodian for the benefit of Joseph J. Kuebler under an individual retirement account; also includes 700 shares held by Wedbush Morgan Securities, Inc. as Custodian for the benefit of Sharon Kuebler under an individual retirement account; also includes 5,000 shares held by Western Financial as Custodian for the benefit of Joseph J. Kuebler under an individual retirement account; also includes 3,800 shares owned by Kuebler Accounting Corporation; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

 (9) Includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

(10) Includes 5,499 shares held by Dean Witter Reynolds Custodian for the benefit of Larry Markham under an individual retirement account rollover; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

(11) Includes 409 shares held by Darlene Y. McBride; also includes 47,700 shares held by Richard W. McBride as Trustee of the McBride Family Trust; also includes 15,649 shares held by the Southern Contracting Company Money Purchase Pension Plan & Trust Rollover Account; also includes
     8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger immediately following the consummation of the Merger.

(12) Includes 58,300 shares held by Michael J. Perdue, as Trustee of the Perdue Family Trust; also includes 19,700 shares held by MLPF&S as Custodian for the benefit of Michael J. Perdue under an individual retirement account; also includes 15,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger; also includes 3,163 shares held in the First Pacific National Bank 401(k) Savings Plan.

(13) Includes 39,699 shares held by Richard S. Spanjian as Trustee of the Richard S. Spanjian Family Trust; also includes 1,027 shares held by Richard S. Spanjian as Trustee of the Elizabeth Spanjian Family Trust; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

(14) Includes 27,452 shares held by Robert M. Spanjian as Trustee of the Robert M. Spanjian Family Trust; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

(15) Includes 5,000 shares held by Richard B. Thomas in the name of U.S. Clearing Corporation; includes 2,500 share held by Richard B. Thomas Pension Plan; also includes 1,500 shares held by Richard B. Thomas as Custodian for the benefit of Scott Thomas; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

(16) Includes 12,533 shares held by Michael W. Wexler as Custodian for the benefit of certain of his children under the California Uniform Gift to Minors Act; also includes 8,000 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

(17) Includes 59,191 shares held by Harvey L. Williamson as Trustee of the Williamson Family Trust; also includes 4,116 shares held by Wedbush Morgan Securities, Inc. as Custodian for the benefit of Tolly A. Williamson under an individual retirement account; also includes 3,752 shares held by Wedbush Securities, Inc. as Custodian for the benefit of Harvey L. Williamson under an individual retirement account; also includes 4,112 shares held by Transcorp Pension Services as Custodian for the benefit of Harvey L. Williamson under an individual retirement account; also includes 2,500 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger; also includes 3,535 shares held in the First Pacific National Bank 401(k) Savings Plan.

(18) Includes 153,926 shares which may be acquired by the exercise of stock options immediately following the consummation of the Merger.

(19) Immaterial percentage of ownership.

                     CERTAIN DIFFERENCES IN THE RIGHTS OF
                    ZIONS SHAREHOLDERS AND FP STOCKHOLDERS

GENERAL

  Upon consummation of the Merger, FP Stockholders will become shareholders of Zions, a Utah corporation. Thus, the Utah Revised Business Corporation Act and the Zions Charter and Zions Bylaws will govern the rights of the FP Stockholders who become shareholders of Zions. Because the Zions Charter and the Zions Bylaws and the FP Certificate and the FP Bylaws are not the same, the Merger will result in certain differences in the rights of the holders of FP Common Stock. The following is a summary of certain of the more significant differences.

VOTING RIGHTS

 General

  The holders of Zions Common Stock, like the holders of FP Common Stock, are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote. The holders of Zions Common Stock do not have cumulative voting rights. The absence of cumulative voting means that a Zions nominee for director must receive the votes of a plurality of the shares voted in order to be elected.

  The holders of FP Common Stock have cumulative voting rights, which means that at all elections of FP directors, each stockholder will be entitled to as many votes as is equal to the number of such stockholder's common shares multiplied by the number of directors to be elected, and may distribute such votes among the nominees for director in any way such stockholder sees fit.

 Special Votes for Certain Transactions

  The Zions Charter contains provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

  The Zions Charter requires that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80% of the voting power of all outstanding voting stock of Zions. A "related person" is generally defined by the Zions Charter to mean a person, corporation, partnership, or group acting in concert that beneficially owns 10% or more of the voting power of Zions' outstanding stock.

  The business transactions subject to Zions' special vote requirements include (1) a merger or consolidation involving Zions or a subsidiary of Zions with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more; (4) any liquidation, spinoff, split-off, split-up or dissolution of Zions by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract or other arrangement providing for any of the transactions set forth above.

  Such special shareholder vote requirements do not apply to any transaction approved by a majority of the "continuing directors," or if various specified conditions are met. A continuing director is any member of the Zions Board who is not a related person or an interested shareholder or an affiliate or associate of a related person and who (1) was a director on February 21, 1986 or (2) became a director subsequent to that date and whose election or nomination for election by Zions' shareholders was approved by a majority of the continuing directors then on the Board.

  Under Section 203 of the DGCL, any person who acquires 15% or more of a corporation's voting stock (an "Interested Stockholder") may not engage in a wide range of "business combinations" with the corporation for a period of three years unless certain approvals are obtained from the Board of Directors or stockholders. A "business combination" is defined to include: (i) mergers and sales or other dispositions of ten percent or more of the assets of a corporation with or to an Interested Stockholder; (ii) certain transactions resulting in the issuance or transfer to the Interested Stockholder of any stock of the corporation or its subsidiaries; (iii) certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the Interested Stockholder; and (iv) receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

  These restrictions do not apply under certain circumstances if the corporation's certificate of incorporation or bylaws contain a provision expressly electing not to be governed by Section 203. The FP Certificate contains a provision electing not to be governed by the provisions of Section 203 of the DGCL.

SHAREHOLDER RIGHTS PLAN

  In September 1996, Zions entered into the Shareholder Protection Rights Agreement, dated September 27, 1996 (the "Zions Rights Plan"), with Zions First National Bank, as rights agent, and the Zions Board declared a dividend of one right (the "Rights") on each outstanding share of Zions Common Stock. The Zions Rights Plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

  Until it is announced that a person or group has acquired 10% or more of Zions Common Stock (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 10% or more of Zions Common Stock, the Rights will be evidenced by the Zions Common Stock certificates, will automatically trade with the Zions Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock of Zions having economic and voting terms similar to those of one share of Common Stock for an exercise price of $90.00.

  Upon announcement that any person or group has become an Acquiring Person, 10 days thereafter (or such earlier or later date as the Zions Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Zions Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

  In addition, if, after an Acquiring Person controls the Zions Board, Zions is involved in a merger or sells more than 50% of its assets or earning power (or has entered into an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of the Zions Common Stock, the Zions Board may, at its option, exchange one share of Zions Common Stock for each Right.

  FP has no such stockholder protection rights plan.

BOARD OF DIRECTORS

 Director Liability

  As permitted by Utah law, the Zions Charter provides that directors shall not be liable for monetary damages to the corporation or its shareholders for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of dividends and (iv) transactions in which a director receives an improper benefit.

  Delaware law provides that a corporation's certificate of incorporation may set forth a provision that eliminates or limits the liability of a director to the corporation for money damages for any action taken or any failure to take any action as a director, except that any such provision shall not eliminate or limit the liability of a director to the corporation or to its stockholders for monetary damages for any breach of the director's duty of loyalty to the corporation or to its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, voting for or assenting to a distribution made in violation of Delaware law or such corporation's certificate of incorporation, or any transaction from which the director directly or indirectly derived an improper personal benefit. Furthermore, the FP Certificate limits directors' personal liability to the corporation or its stockholders for breach of fiduciary duty as a director to the fullest extent provided for by Delaware law.

 Classified Board

  The Zions Charter and the Zions Bylaws provide that the number of directors of Zions shall be not less than three nor more than fifteen. The current Zions Board, consisting of eleven directors, is divided into three classes, each consisting of one-third (or as near as may be) of the whole number of the Zions Board. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

  The number of directors which constitute Zions' full Board of Directors may be increased or decreased only by amendment of the Zions Bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Zions Board, or by the shareholders of Zions at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on the Zions Board, including vacancies resulting from an increase in the size of the Zions Board, may be filled by the affirmative vote of a majority of the remaining directors even if they should constitute less than a quorum of the Zions Board. Zions directors elected by the Zions Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected.

  The FP Certificate and FP Bylaws provide for a fourteen member Board of Directors, which is divided into two classes, each consisting of one-half (or as near as may be) of the whole number of the FP Board. One class of directors is elected at each annual meeting of stockholders, and each class serves for a term of two years.

  Vacancies in the FP Board, including vacancies resulting from an increase in the size of the FP Board, are to be filled by the affirmative vote of a majority of the remaining directors, even if they should constitute less than a quorum, except (i) a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present; (ii) a vacancy to be filled by a specific class of FP stock may be filled by a majority of the directors elected by such class then in office; and (iii) if the remaining directors constitute less than a majority of the whole board immediately prior to the vacancy, then upon application by holders of at least ten percent of the total shares eligible to vote to fill such vacancy, a stockholder election to fill such vacancy may be ordered by the Delaware Court of Chancery.

 Removal of Directors

  The Zions Charter provides that any director (or the entire Zions Board) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

  The FP Bylaws provide that any director (or the entire FP Board) may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if and so long as FP Stockholders are entitled to cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire FP Board.

SHAREHOLDER MEETINGS

  Utah law provides that special meetings of a corporation's shareholders may be called by the board of directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Under the Zions Bylaws, special meetings may also be called by the president.

  Under the FP Certificate and the FP Bylaws, a special meeting of the stockholders may be called at any time by the FP Board, the chairman of the board, the president or holders of at least ten percent of all shares entitled to vote at such meeting.

AMENDMENT OF ARTICLES AND BYLAWS

  The Zions Charter requires the affirmative vote of the holders of two-thirds of all outstanding voting stock of Zions to approve any amendment to the Zions Charter, provided that the provisions regarding a special shareholder vote for business transactions may only be repealed or amended by the affirmative vote of 80% of the issued and outstanding stock entitled to vote. The Zions Bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Zions Board or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

  Under Delaware law, the FP Certificate may be amended at an annual or special shareholder meeting by an affirmative majority vote of all votes cast. The FP Bylaws provide that they may be adopted, amended or repealed by a majority of the stockholders entitled to vote. In addition, the FP Certificate also authorizes the FP Board to adopt, alter, amend or repeal the FP Bylaws.

DISSENTERS' RIGHTS

  Utah law provides for dissenters' rights in a variety of transactions including: (i) any plan of merger to which a corporation is a party (other than mergers or consolidations not requiring a shareholder vote); (ii) certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation; and (iii) certain share exchanges. However, shareholders of a Utah business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or on NASDAQ or held of record by 2,000 or more shareholders. The aforementioned provisions do not apply if the shareholder will receive for his shares anything except (a) shares of the corporation surviving the consummation of the plan of merger or share exchange, (b) shares of a corporation whose shares are listed on a national securities exchange or NASDAQ or held of record by not less than 2,000 holders, or (c) cash in lieu of fractional shares. Zions Common Stock currently is listed for trading on NASDAQ and has more than 2,000 shareholders of record.

  Under Delaware law, stockholders are entitled to demand appraisal of their shares in the case of mergers or consolidations, except where: (i) they are stockholders of the surviving corporation and the merger did not require their approval under the DGCL; (ii) the corporation's shares are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by The National Association of Securities Dealers, Inc.; or (iii) the corporation's shares are held of record by more than 2,000 stockholders. Appraisal rights are available in either (i),
(ii) or (iii) above, however, if the stockholders are required by the terms of the merger or consolidation to accept any consideration other than (a) stock of the corporation surviving or resulting from the merger or consolidation,
(b) shares of stock of another corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders,
(c) cash in lieu of fractional shares or (d) any combination of the foregoing. Appraisal rights are also not available in the case of a sale, lease, exchange or other disposition by a corporation of all or substantially all of its property and assets.

  FP Common Stock is currently listed for trading on the NASDAQ National Market, and FP Stockholders will receive shares of Zions Common Stock and cash in lieu of fractional shares for their shares of FP Common Stock. As a result, FP Common Stockholders are not entitled to exercise any rights of dissenting stockholders under Delaware law.

DIVIDEND RIGHTS

  Utah law generally allows a corporation, subject to restrictions in its certificate of incorporation, to declare and pay dividends in cash or property, but only if the corporation is solvent and payment would not render the corporation insolvent. The Zions Charter places no further restrictions on distributions. Thus, the holders of Zions Common Stock are entitled to dividends when, as and if declared by the Zions Board out of funds legally available therefor. However, if Zions preferred stock is issued, the Zions Board may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on Zions Common Stock unless and until specified dividends on the preferred stock had been paid.

  Like Utah law, Delaware law prohibits a corporation from making a distribution to its stockholders if, after giving effect to the distribution, the corporation would not be able to pay debts as they become due in the usual course of business, or the corporation's total assets would be less than its total liabilities (plus any amounts necessary to satisfy any preferential rights). Dividends may be paid either (i) out of surplus (the excess at any time of the net assets of the corporation over the amount of its capital) or
(ii) in case there is no surplus, out of the corporation's net profits for the fiscal year in which the dividend is declared and/or its net profits for the preceding fiscal year. The FP Certificate and Bylaws impose no additional restrictions on distributions.

LIQUIDATION RIGHTS

  Upon liquidation, dissolution or winding up of Zions, whether voluntary or involuntary, the holders of Zions Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Zions, the Zions Board may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of Zions available for distribution before any distribution is made to the holders of Zions Common Stock.

  The rights of FP Stockholders in the event of a liquidation are substantially similar to those applicable to holders of Zions Common Stock. Under Delaware law, upon dissolution or liquidation by a court, after all liabilities and obligations of the corporation have been satisfied, any remaining assets or proceeds are distributed among its stockholders according to their respective rights and interests.

                        VALIDITY OF ZIONS COMMON STOCK

  The validity of the shares of Zions Common Stock to be issued in the Merger has been passed upon by Sullivan & Cromwell, Los Angeles, California, counsel for Zions.

                                    EXPERTS

  The consolidated financial statements of Zions as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of FP at December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of such firm as experts in accounting and auditing.

  The balance sheets at December 31, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995 for The Sumitomo Bank of California have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report (dated January 16, 1998) with respect thereto, and have been incorporated by reference herein in reliance upon the report of said firm, and upon the authority of such firm as experts in accounting and auditing.

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF DECEMBER 29, 1997

                                 BY AND BETWEEN

                              ZIONS BANCORPORATION

                                      AND

                                FP BANCORP, INC.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 RECITALS.................................................................  A-1

                                   ARTICLE I

                              CERTAIN DEFINITIONS

 1.01 Certain Definitions................................................   A-1

                                   ARTICLE II

                                   THE MERGER

 2.01 The Merger.........................................................   A-4
 2.02 Effective Date and Effective Time..................................   A-4
 2.03 Plan of Merger.....................................................   A-5

                                  ARTICLE III

                       CONSIDERATION; EXCHANGE PROCEDURES

 3.01 Merger Consideration...............................................   A-5
 3.02 Rights as Stockholders; Stock Transfers............................   A-5
 3.03 Fractional Shares..................................................   A-5
 3.04 Exchange Procedures................................................   A-5
 3.05 Anti-Dilution Provisions...........................................   A-6
 3.06 Options............................................................   A-7

                                   ARTICLE IV

                          ACTIONS PENDING ACQUISITION

 4.01 Forebearances of Company...........................................   A-7
 4.02 Company Debenture Conversion and Redemption........................   A-9
 4.03 Forebearances of Zions.............................................   A-9

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

 5.01 Disclosure Schedules...............................................   A-9
 5.02 Standard...........................................................   A-9
 5.03 Representations and Warranties of Company..........................  A-10
 5.04 Representations and Warranties of Zions............................  A-16

                                   ARTICLE VI

                                   COVENANTS

 6.01 Reasonable Best Efforts............................................  A-18
 6.02 Stockholder Approval...............................................  A-18
 6.03 Registration Statements............................................  A-18
 6.04 Press Releases.....................................................  A-19
 6.05 Access; Information................................................  A-19

                                                                            PAGE
                                                                            ----
 6.06 Acquisition Proposals...............................................  A-20
 6.07 Affiliate Agreements................................................  A-20
 6.08 Takeover Laws.......................................................  A-20
 6.09 Certain Policies....................................................  A-20
 6.10 NASDAQ Listing......................................................  A-21
 6.11 Regulatory Applications.............................................  A-21
 6.12 Indemnification; Director and Officers' Insurance...................  A-21
 6.13 Benefit Plans.......................................................  A-22
 6.14 Accountants' Letters................................................  A-22
 6.15 Notification of Certain Matters.....................................  A-22
 6.16 Stockholder Agreements..............................................  A-23
 6.17 Directors of Grossmont Bank.........................................  A-23

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

 7.01 Conditions to Each Party's Obligation to Effect the Merger..........  A-23
 7.02 Conditions to Obligation of Company.................................  A-23
 7.03 Conditions to Obligation of Zions...................................  A-24

                                  ARTICLE VIII

                                  TERMINATION

 8.01 Termination.........................................................  A-25
 8.02 Effect of Termination and Abandonment...............................  A-25

                                   ARTICLE IX

                                 MISCELLANEOUS

 9.01 Survival............................................................  A-26
 9.02 Waiver; Amendment...................................................  A-26
 9.03 Counterparts........................................................  A-26
 9.04 Governing Law; Waiver of Jury Trial.................................  A-26
 9.05 Expenses............................................................  A-26
 9.06 Notices.............................................................  A-27
 9.07 Entire Understanding; No Third Party Beneficiaries..................  A-27
 9.08 Interpretation; Effect..............................................  A-27

EXHIBIT A Form of Affiliate Agreement
EXHIBIT B Form of Stockholder's Agreement

  AGREEMENT AND PLAN OF MERGER, dated as of December 29, 1997 (this "Agreement"), by and between FP Bancorp, Inc. ("Company") and Zions Bancorporation ("Zions").

                                   RECITALS

  A. FP Bancorp, Inc. Company is a Delaware corporation, having its principal place of business in Escondido, California.

  B. Zions Bancorporation. Zions is a Utah corporation, having its principal place of business in Salt Lake City, Utah.

  C. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be accounted for under the "pooling-of-interests" accounting method and be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986 as amended (the "Code").

  D. Board Action. The respective Boards of Directors of each of Zions and Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein.

  NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

  1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

  "Acquisition Proposal" means any tender or exchange offer for 25% or more of the Company Common Stock, proposal for a merger, consolidation or other business combination involving Company or any of its Subsidiaries or any proposal or offer to acquire 25% or more of the Company Common Stock, or a substantial portion of the assets or deposits of, Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

  "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

  "Bank Merger" means the merger of Company Bank with and into Grossmont Bank.

  "Benefit Plans" has the meaning set forth in Section 5.03(m).

  "Business Combination" has the meaning set forth in Section 3.05.

  "Code" has the meaning set forth in the recitals.

  "Company" has the meaning set forth in the preamble to this Agreement.

  "Company Affiliate" has the meaning set forth in Section 6.07(a).

  "Company Bank" means First Pacific National Bank, a national banking association and a wholly owned subsidiary of Company.

  "Company Board" means the Board of Directors of Company.

  "Company By-Laws" means the By-laws of Company.

  "Company Certificate" means the Certificate of Incorporation of Company.

  "Company Common Stock" means the common stock, par value $.001 per share, of Company.

  "Company Meeting" has the meaning set forth in Section 6.02.

  "Company Stock Option" has the meaning set forth in Section 3.06.

  "Company Stock Plan" means Company's Amended and Restated 1988 Stock Option Plan.

  "Costs" has the meaning set forth in Section 6.12(a).

  "Debentures" has the meaning set forth in Section 4.02.

  "Delaware Secretary" means the Delaware Secretary of State.

  "Disclosure Schedule" has the meaning set forth in Section 5.01.

  "DGCL" means the Delaware General Corporation Law.

  "Effective Date" means the date on which the Effective Time occurs.

  "Effective Time" means the effective time of the Merger, as provided for in
Section 2.02.

  "Employees" has the meaning set forth in Section 5.03(m).

  "Environmental Law" has the meaning set forth in Section 5.03(p).

  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  "ERISA Affiliate" has the meaning set forth in Section 5.03(m).

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

  "Exchange Agent" has the meaning set forth in Section 3.04.

  "Exchange Fund" has the meaning set forth in Section 3.04.

  "Exchange Ratio" has the meaning set forth in Section 3.01.

  "FDIC" means the Federal Deposit Insurance Corporation.

  "Federal Reserve" means the Board of Governors of the Federal Reserve
System.

  "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

  "Grossmont Bank" means a California state-chartered bank and a wholly owned subsidiary of Zions.

  "Hazardous Substance" has the meaning set forth in Section 5.03(p).

  "Indemnified Party" has the meaning set forth in Section 6.12(a).

  "Insurance Policy" has the meaning set forth in Section 5.03(t).

  "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

  "Material Adverse Effect" means, with respect to Zions or Company, any effect that (i) is material and adverse to the financial position, results of operations or business of Zions and its Subsidiaries taken as a whole or Company and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Zions or Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) changes agreed to in writing by Zions and Company and (e) changes resulting from general economic conditions throughout the United States affecting banks and their holding companies.

  "Maximum Amount" has the meaning set forth in Section 6.12(c).

  "Merger" has the meaning set forth in Section 2.01.

  "Merger Consideration" has the meaning set forth in Section 2.01.

  "Multiemployer Plans" has the meaning set forth in Section 5.03(m).

  "NASDAQ" means The Nasdaq Stock Market, Inc.'s National Market System.

  "New Certificate" has the meaning set forth in Section 3.04.

  "OCC" means the Office of the Comptroller of the Currency.

  "Old Certificate" has the meaning set forth in Section 3.04.

  "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

  "Pension Plan" has the meaning set forth in Section 5.03(m).

  "Plans" has the meaning set forth in Section 5.03(m).

  "Previously Disclosed" by a party shall mean information set forth in its Disclosure Schedule.

  "Proxy Statement" has the meaning set forth in Section 6.03.

  "Registration Statement" has the meaning set forth in Section 6.03.

  "Regulatory Authority" has the meaning set forth in Section 5.03(i).

  "Regulatory Documents" means documents filed with the SEC, the Federal Reserve or the OCC, as applicable, of the types referred to in Section 5.03(g) and Section 5.04(f).

  "Replacement Option" has the meaning set forth in Section 3.06.

  "Representatives" means, with respect to any Person, such Person's directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

  "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

  "SEC" means the Securities and Exchange Commission.

  "Securities Act" means the Securities Act of 1933, as amended, and rules and regulations thereunder.

  "Stockholder Agreements" has the meaning set forth in Section 6.16.

  "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

  "Surviving Corporation" has the meaning set forth in Section 2.01.

  "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

  "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

  "Treasury Stock" shall mean shares of Company Common Stock held by Company or any of its Subsidiaries or by Zions or any of its Subsidiaries, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

  "UBCA" means the Utah Business Corporation Act.

  "Zions" has the meaning set forth in the preamble to this Agreement.

  "Zions Board" means the Board of Directors of Zions.

  "Zions Common Stock" means the common stock, no par value per share, of Zions together with any rights attached thereto under or by virtue of the Shareholder Protection Rights Agreement, dated September 27, 1996, between Zions and Zions First National Bank, as rights agent.

  "Zions Preferred Stock" means the preferred stock, no par value per share, of Zions.

                                  ARTICLE II

                                  THE MERGER

  2.01 The Merger. (a) At the Effective Time, Company shall merge with and into Zions (the "Merger"), the separate corporate existence of Company shall cease and Zions shall survive and continue to exist as a Utah corporation (Zions, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"). Zions may at any time prior to the Effective Time change the method of effecting the combination with Company (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock as provided for in this Agreement (the "Merger Consideration"), (ii) adversely affect the tax treatment of Company's stockholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

  (b) Subject to the satisfaction or waiver of the conditions set forth in
Article VII, the Merger shall become effective upon the occurrence of the filing in the office of the Utah Division of Corporation and Commercial Code (the "Corporation Division") of articles of merger in accordance with Section 16-10a-1105 of the UBCA and the filing in the office of the Delaware Secretary of a certificate of merger in accordance with Section 252 of the DGCL or such later date and time as may be set forth in such articles and such certificates. The Merger shall have the effects prescribed in the UBCA and the DGCL.

  (c) Articles of Incorporation and By-Laws. The articles of incorporation and by-laws of Zions immediately after the Merger shall be those of Zions as in effect immediately prior to the Effective Time.

  (d) Directors and Officers of the Surviving Corporation. The directors and officers of Zions immediately after the Merger shall be the directors and officers of Zions immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

  2.02 Effective Date and Effective Time. On such date as Zions selects (and promptly provides notice thereof to Company), which shall be within ten days after the last to occur of the expiration of all applicable waiting periods in connection with approvals of Governmental Authorities and the receipt of all approvals of Governmental Authorities and all conditions to the consummation of the Merger are satisfied or waived (or, at the election of Zions, on the last business day of the month in which such tenth day occurs or, if such tenth day occurs on one of the last five business days of such month, on the last business day of the succeeding month), or on such earlier or later date as may be agreed in writing by the parties, articles of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such articles of merger. The date of such filing or such later effective date is herein called the "Effective Date". The " Effective Time" of the Merger shall be the time of such filing or as set forth in such articles of merger.

  2.03 Plan of Merger. At the request of Zions, Zions and Company shall enter into a separate plan of merger or articles of merger reflecting the terms hereof for purposes of any filing requirement of the DGCL or the UBCA.

                                  ARTICLE III

                      CONSIDERATION; EXCHANGE PROCEDURES

  3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

    (a) Outstanding Company Common Stock. Each share, excluding Treasury Stock, of Company Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into 0.627 of a share of Zions Common Stock (the "Exchange Ratio"). The Exchange Ratio shall be subject to adjustment as set forth in Section 3.05.

    (b) Outstanding Zions Common Stock. Each share of Zions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

    (c) Treasury Shares. Each share of Company Common Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

  3.02 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of Company, other than to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of Company or the Surviving Corporation of shares of Company Common Stock.

  3.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Zions Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Zions shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Zions Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the closing prices of Zions Common Stock, as reported on NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the five NASDAQ trading days immediately preceding the Effective Date.

  3.04 Exchange Procedures. (a) At or prior to the Effective Time, Zions shall deposit, or shall cause to be deposited, with such bank or trust company as Zions shall elect, subject (except in the case of a Zions' Subsidiary) to the approval of Company, which approval may not be unreasonably withheld, (which may include a Subsidiary of Zions) (in such capacity, the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Company Common Stock ("Old Certificates"), for exchange in accordance with this Article III, certificates representing the shares of Zions Common Stock ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for outstanding shares of Company Common Stock.

    (b) As soon as practicable after the Effective Date, and in any event no later than 10 days after the Effective Date, Zions shall send or cause to be sent to each former holder of record of shares of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's Old Certificates for the consideration set forth in this Article III. Zions shall cause the New Certificates into which shares of a stockholder's Company Common Stock are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such stockholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Common Stock (or an affidavit of lost certificate and, if required by the Exchange Agent, indemnity reasonably satisfactory to Zions and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Article III upon such delivery. In the event of a transfer of ownership of any shares of Company Common Stock not registered in the transfer records of Company, the exchange described in this Section 3.04(b) may nonetheless be effected and a check for the cash to be paid in lieu of fractional shares may be issued to the transferee if the Old Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by documents sufficient, in the discretion of Zions and the Exchange Agent, (i) to evidence and effect such transfer but for the provisions of Section 3.02 hereof and (ii) to evidence that all applicable stock transfer taxes have been paid.

    (c) If Old Certificates are not surrendered or the consideration therefor is not claimed prior to the date on which such consideration would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of the Surviving Corporation (and to the extent not in its possession shall be paid over to the Surviving Corporation), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (d) At the election of Zions, no dividends or other distributions with respect to Zions Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Company Common Stock converted in the Merger into the right to receive shares of such Zions Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this
  Section 3.04, and no such shares of Company Common Stock shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates in accordance with the procedures set forth in this Section
  3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Zions Common Stock such holder had the right to receive upon surrender of the Old Certificate.

    (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Company for six months after the Effective Time shall be returned by the Exchange Agent to Zions. Any stockholders of Company who have not theretofore complied with this Article III shall thereafter look only to Zions for payment of the shares of Zions Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Zions Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

  3.05 Anti-Dilution Provisions. In the event Zions changes (or establishes a record date for changing) the number of shares of Zions Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Zions Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. Subject to Section 2.01(a), if, between the date hereof and the Effective Time, Zions shall consolidate with or into any other corporation (a "Business Combination") and the terms thereof shall provide that Zions Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that (i) stockholders of Company who would be entitled to receive shares of Zions Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Zions Common Stock issuable to such stockholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Zions Common Stock.

  3.06 Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company Common Stock Plan (each, a "Company Stock Option"), whether vested or unvested, shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Zions Common Stock equal to (a) the number of shares of Company Common Stock subject to the Company Stock Option, multiplied by (b) the Exchange Ratio (such product rounded down to the nearest whole number) (a "Replacement Option"), at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Company Common Stock which were purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of Zions Common Stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Company Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. At or prior to the Effective Time, Company shall take all action, if any, necessary with respect to the Company Stock Plan to permit the replacement of the outstanding Company Stock Options by Zions pursuant to this Section. At the Effective Time, Zions shall assume the Company Stock Plan; provided, that such assumption shall be only in respect of the Replacement Options and that Zions shall have no obligation with respect to any awards under the Company Stock Plan other than the Replacement Options and shall have no obligation to make any additional grants or awards under such assumed Company Stock Plan.

                                  ARTICLE IV

                          ACTIONS PENDING ACQUISITION

  4.01 Forebearances of Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Zions, Company will not, and will cause each of its Subsidiaries not to:

    (a) Ordinary Course. Conduct the business of Zions and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, take any action that would adversely affect or delay the ability of Company, Zions or any of their Subsidiaries to perform any of their obligations on a timely basis under this Agreement, or take any action that is reasonably likely to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.

    (b) Capital Stock. Other than pursuant to the Debentures and Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Company Common Stock or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of Company Common Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

    (c) Dividends, Etc. (a) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Common Stock or (b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

    (d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of

  Company or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice (including increases in the annual bonus pool and reallocations pursuant thereto; provided that for 1998 such pool shall not exceed the 1997 pool, prorated through the Effective Date), (ii) for other changes that are required by applicable law, (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iv) for grants of awards to newly hired employees consistent with past practice.

    (e) Benefit Plans. Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Company or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

    (f) Dispositions. Except as Previously Disclosed, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

    (g) Acquisitions. Except as Previously Disclosed, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that is not material to Company and its Subsidiaries, taken as a whole.

    (h) Capital Expenditures. Except as Previously Disclosed, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $150,000 in the aggregate.

    (i) Governing Documents. Amend the Company Certificate, Company By-Laws or the certificate of incorporation or by-laws (or similar governing documents) of any of Company's Subsidiaries.

    (j) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

    (k) Contracts. Except in the ordinary course of business consistent with past practice or to reasonably comply with or ameliorate the Company's obligations pursuant to the Debentures, enter into or terminate any material contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing material contracts.

    (l) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Company and its Subsidiaries, taken as a whole.

    (m) Adverse Actions. (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

    (n) Risk Management. Except as required by applicable law or regulation,
  (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

    (o) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

    (p) Commitments. Agree or commit to do any of the foregoing.

  4.02 Company Debenture Conversion and Redemption. Notwithstanding anything to the contrary in Section 4.01, Company shall not be deemed to be in breach of the provisions of Section 4.01 by taking appropriate actions to redeem and/or convert its outstanding 9% Convertible Subordinated Debentures (the "Debentures") due December 31, 1997. The parties understand and agree that such redemption and/or conversion may be delayed as a result of the timing of and pendency of the transactions contemplated by this Agreement and consent to reasonable actions by Company to meet its obligations under the Debentures.

  4.03 Forebearances of Zions. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Company, Zions will not, and will cause each of its Subsidiaries not to:

    (a) Ordinary Course. Take any action that would adversely affect or delay the ability of Company or Zions to perform any of their obligations on a timely basis under this Agreement, or take any action that is reasonably likely to have a Material Adverse Effect on Zions or its Subsidiaries, taken as a whole.

    (b) Adverse Actions. (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

                                   ARTICLE V

                        REPRESENTATIONS AND WARRANTIES

  5.01 Disclosure Schedules. On or prior to the date hereof, Company has delivered to Zions a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

  5.02 Standard. No representation or warranty of Company or Zions contained in Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

  5.03 Representations and Warranties of Company. Subject to Sections 5.01 and
5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Company hereby represents and warrants to Zions:

    (a) Organization, Standing and Authority. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Company is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

    (b) Company Common Stock. As of the date hereof, the authorized capital stock of Company consists solely of 4,000,000 shares of Company Common Stock, of which no more than 2,778,823 shares were outstanding as of the date hereof. As of the date hereof, no shares of Company Common Stock were held in treasury by Company or otherwise owned by Company or its Subsidiaries. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, there are no shares of Company Common Stock authorized and reserved for issuance, Company does not have any Rights issued or outstanding with respect to Company Common Stock, and Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement, the Debentures, any Company Stock Option and the Company Stock Plan. The number of shares of Company Common Stock which are issuable and reserved for issuance upon exercise of Company Stock Options as of the date hereof are Previously Disclosed in Company's Disclosure Schedule.

    (c) Subsidiaries. (i)(A) Company has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) Company owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by Company or its Subsidiaries are fully paid and nonassessable and are owned by Company or its Subsidiaries free and clear of any Liens.

    (ii) Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

    (iii) Each of Company's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

    (d) Corporate Power. Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.

    (e) Corporate Authority. Subject in the case of this Agreement to receipt of the requisite approval of the agreement of merger set forth in this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (which is the only stockholder vote required thereon), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Company and the Company Board on or prior to the date hereof. This Agreement is a valid and legally binding obligation of Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). The Company Board has received the written opinion of Sandler O'Neill & Partners, LP to the effect that as of the date hereof the Exchange Ratio to be received by the holders of Company Common Stock in the Merger is fair to the holders of Company Common Stock from a financial point of view.

    (f) Regulatory Approvals; No Defaults. (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company of this Agreement or to consummate the Merger except for (A) filings of applications or notices with federal banking authorities,
  (B) filings with the SEC and state securities authorities and the approval of this Agreement by the stockholders of Company, and (C) the filing of articles of merger with the Corporation Division pursuant to the UBCA and a certificate of merger with the Delaware Secretary pursuant to the DGCL. As of the date hereof, Company is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

    (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Company or of any of its Subsidiaries or to which Company or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Certificate or the Company By-Laws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (g) Financial Reports and Regulatory Documents. (i) Company's (or its predecessors') Annual Reports on Form 10-KSB for the fiscal years ended December 31, 1994, 1995 and 1996, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 1994 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the OCC, in the form filed or to be filed (collectively, the Company "Regulatory Documents") with the SEC or the OCC, as applicable, as of the date filed,
  (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or the securities regulations of the OCC, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Regulatory Document (including the related notes and schedules thereto) fairly presents, or will fairly present, in all material respects, the financial position of Company and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such Regulatory Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, in all material respects, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Company and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

    (ii) Since December 31, 1996, Company and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

    (iii) Since December 31, 1996, (A) Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Company.

    (h) Litigation. No litigation, claim or other proceeding before any court or governmental agency is pending against Company or any of its Subsidiaries and, to Company's knowledge, no such litigation, claim or other proceeding has been threatened.

    (i) Regulatory Matters. (i) Neither Company nor any of its Subsidiaries or any of their properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the OCC, the Federal Reserve and the FDIC) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities").

    (ii) Neither Company nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

    (j) Compliance with Laws. Company and each of its Subsidiaries:

    (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

    (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company's knowledge, no suspension or cancellation of any of them is threatened; and

    (iii) has received, since December 31, 1996, no notification or communication from any Governmental Authority (A) asserting that Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or
  (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Company's knowledge, do any grounds for any of the foregoing exist).

    (k) Material Contracts; Defaults. Except for those agreements and other documents filed as exhibits to its Regulatory Documents, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K or (ii) that materially restricts the conduct of business by it or any of its Subsidiaries. Neither Company nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

    (l) No Brokers. No action has been taken by Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Sandler O'Neill & Partners, LP.

    (m) Employee Benefit Plans.

    (i) All benefit and compensation plans, contracts, policies or arrangements covering current employees or former employees of Company and its subsidiaries (the "Employees") and current or former directors of Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the "Benefit Plans"), are Previously Disclosed in the Disclosure Letter. True and complete copies of all Benefit Plans, including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans, and all amendments thereto have been provided or made available to Zions.

    (ii) All employee benefit plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA, covering Employees (the "Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Company is not a party to any "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code. There is no material pending or threatened litigation relating to the Plans. Neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

    (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Company under Section 4001 of ERISA or
  Section 414 of the Code (an "ERISA Affiliate"). Neither Company, any of its Subsidiaries nor an ERISA Affiliate has contributed to a "multiemployer plan", within the meaning of Section 3(37) of ERISA, at any time on or after September 26, 1980. No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Plan.

    (iv) All contributions required to be made under the terms of any Plan have been timely made or have been reflected on the consolidated financial statements of Company included in the Regulatory Documents. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

    (v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

    (vi) Neither Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan. Company or its Subsidiaries may amend or terminate any such Benefit Plan at any time without incurring any liability thereunder.

    (vii) The consummation of the transactions contemplated by this Agreement will not (x) entitle any employees of Company or any of its Subsidiaries to severance pay, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans or (z) result in any breach or violation of, or a default under, any of the Benefit Plans. Without limiting the foregoing, as a result of the consummation of the transactions contemplated by this Agreement, none of Zions, Company, or any of its Subsidiaries will be obligated to make a payment to an individual that would be a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

    (n) Labor Matters. Neither Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Company's knowledge, threatened, nor is Company aware of any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

    (o) Appraisal Rights. The holders of Company Common Stock do not have appraisal rights in connection with the Merger pursuant to DGCL (S) 262(b)(1), assuming that the consideration to be received by such holders satisfies the requirements of DGCL (S) 262(b)(2).

    (p) Environmental Matters. To the best knowledge of Company, neither the conduct nor operation of Company or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To the knowledge of Company's executive officers, no property on which Company or any of its Subsidiaries holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither Company nor any of its Subsidiaries has received any notice from any person or entity that Company or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from, any such property.

  As used herein, the term "Environmental Law" means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance and the term "Hazardous Substance" means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon;

or (C) any other substance which is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

    (q) Tax Matters. (i) (A) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to Company and its Subsidiaries have been duly filed, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid in full, (C) the Tax Returns referred to in clause (A) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (D) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (E) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending, and (F) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Company or its Subsidiaries. Company has made available to Zions true and correct copies of the United States federal income Tax Returns filed by Company and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 1996. Neither Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by Company's Regulatory Documents filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in Company's Regulatory Documents filed on or prior to the date hereof. Neither Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax returns (other than a group the common parent of which is or was Company) or otherwise has any liability for the Taxes of any person (other than Company and its Subsidiaries). As of the date hereof, neither Company nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    (ii) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

    (r) Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Company's own account, or for the account of one or more of Company's Subsidiaries or their customers (all of which are listed on Company's Disclosure Schedule), if any, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither Company nor its Subsidiaries, nor to Company's knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

    (s) Books and Records. The books and records of Company and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of Company and its Subsidiaries.

    (t) Insurance. Company has Previously Disclosed all of the insurance policies, binders, or bonds maintained by Company or its Subsidiaries ("Insurance Policies"). Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Company and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

    (u) Accounting Treatment. As of the date hereof, Company is not aware of any reason why the Merger will fail to qualify for "pooling of interests" accounting treatment.

  5.04 Representations and Warranties of Zions. Subject to Section 5.02, Zions hereby represents and warrants to Company as follows:

    (a) Organization, Standing and Authority. Zions is duly organized, validly existing and in good standing under the laws of the State of Utah. Zions is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Zions has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

    (b) Zions Capital Stock. As of the date hereof, the authorized capital stock of Zions consists solely of 100,000,000 shares of Zions Common Stock, of which no more than 65,000,000 shares were outstanding as of the date hereof and 3,000,000 shares of Zions Preferred Stock, of which no shares were outstanding as of the date hereof.

    (c) Corporate Power. Zions and each of its Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Zions has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

    (d) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Zions and the Zions Board. This Agreement is a valid and legally binding agreement of Zions enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

    (e) Regulatory Approvals; No Defaults. (i) No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or with any third party are required to be made or obtained by Zions or any of its Subsidiaries in connection with the execution, delivery or performance by Zions of this Agreement or to consummate the Merger except for (A) the filing of applications and notices, as applicable, with the federal and state banking authorities; (B) approval of the listing on the NASDAQ of Zions Common Stock to be issued in the Merger; (C) the filing and declaration of effectiveness of the Registration Statement; (D) the filing of articles of merger with the Corporation Division pursuant to the UBCA and a certificate of merger with the Delaware Secretary pursuant to the DGCL; (E) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Zions Common Stock in the Merger; and (F) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Zions is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in
  Section 7.01(b).

    (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Zions or of any of its Subsidiaries or to which Zions or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws (or similar governing documents) of Zions or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (f) Financial Reports and Regulatory Documents; Material Adverse
  Effect. (i) Zions' Regulatory Documents, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Regulatory Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Zions and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such Regulatory Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Zions and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

    (ii) Since December 31, 1996, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to it.

    (g) No Brokers. No action has been taken by Zions that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement.

    (h) Accounting Treatment; Tax Matters. As of the date hereof, it is aware of no reason why the Merger will fail to qualify for "pooling of interests" accounting treatment. As of the date hereof, neither Zions nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    (i) Regulatory Matters. (i) Neither Zions nor any of its Subsidiaries or any of their properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority, which individually or in the aggregate would have a Material Adverse Effect on Zions.

    (ii) Neither Zions nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.


    (j) Compliance with Laws. Zions and each of its Subsidiaries:

    (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

    (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Zions' knowledge, no suspension or cancellation of any of them is threatened; and

    (iii) has received, since December 31, 1996, no notification or communication from any Governmental Authority (A) asserting that Zions or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or
  (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Zions' knowledge, do any grounds for any of the foregoing exist).

    (k) Appraisal Rights. The consideration to be received by holders of Company Common Stock in connection with the Merger satisfies the requirements of DGCL (S) 262(b)(2).

                                  ARTICLE VI

                                   COVENANTS

  6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Company and Zions agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of each of the Merger and the Bank Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

  6.02 Stockholder Approval. Company agrees to take, in accordance with applicable law and the Company Certificate and the Company By-Laws, all action necessary to convene an appropriate meeting of its stockholders to consider and vote upon the approval and adoption of this Agreement and any other matters required to be approved by Company's stockholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting"), in each case as promptly as practicable after the Registration Statement is declared effective. Except to the extent the Company Board reasonably determines otherwise in the exercise of its fiduciary duties following receipt of advice of Company's legal counsel, the Company Board shall recommend at the Company Meeting that all such matters be approved by its stockholders, shall not cancel the Company Meeting and Company shall take all reasonable, lawful action to solicit such approval by its stockholders.

  6.03 Registration Statements. (a) Zions agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by Zions with the SEC in connection with the issuance of Zions Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Company constituting a part thereof (the "Proxy Statement") and all related documents). Company agrees to cooperate, and to cause its Subsidiaries to cooperate, with Zions, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement. Company agrees to file the Proxy Statement in preliminary form with the SEC as soon as reasonably practicable, and Zions agrees to file the Registration Statement with the SEC as soon as reasonably practicable after any SEC comments with respect to the preliminary Proxy Statement are resolved. Each of Company and Zions agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Zions also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to furnish to Zions all information concerning Company, its Subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

  (b) Each of Company and Zions agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Company and Zions further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, promptly to inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

  (c) Zions agrees to advise Company, promptly after Zions receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Zions Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

  (d) Zions agrees to provide such reasonable cooperation as is required to facilitate the filing and effectiveness of Company's registration statement on Form S-3 with regard to the offering by Company of shares of Company Common Stock upon conversion of the Debentures. The parties understand that such cooperation is expected to take the form of review and approval of language regarding Zions and the plan to be included in such filing. Zions agrees to take other actions reasonably necessary in cooperation with Company to cause the record date for stockholders entitled to vote at the Company Meeting to occur after the date of conversion of the Debentures.

  6.04 Press Releases. Each of Company and Zions agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NASDAQ rules (provided that the issuing party shall nevertheless provide the other party with notice of, and the opportunity to review, any such press release or written statement).

  6.05 Access; Information. (a) Each of Company and Zions agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall afford the other party and the other party's officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as the requesting party may reasonably request and, during such period, the providing party shall furnish promptly to the requesting party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it as the requesting party may reasonably request.

  (b) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the providing party or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party. No investigation by either party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

  6.06 Acquisition Proposals. Company agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries' officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any Acquisition Proposal; provided, however, that nothing in this Agreement shall (x) require the Company Board to recommend stockholder approval of the Merger following an Acquisition Proposal or (y) prevent Company or the Company Board from (i) engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, (ii) recommending such an unsolicited bona fide written Acquisition Proposal to the holders of Company Common Stock or (iii) responding to a tender offer in compliance with applicable law if and only if, with respect to the actions described in clause (x) or (y), as applicable, (A) the Company Board concludes in good faith that the Acquisition Proposal, if consummated, would result in a transaction more favorable to holders of Company Common Stock than the transaction contemplated by this Agreement; (B) the Company Board determines in good faith based upon the advice of outside counsel that such action is legally necessary for it to act in a manner consistent with its fiduciary duties under applicable law; and (C) prior to providing any information or data to any person or entering into discussions or negotiations with any Person, the Company Board notifies Zions immediately of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with Company or any Subsidiary thereof. Company shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Company shall promptly (within 24 hours) advise Zions following the receipt by Company of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal and the terms, conditions and status thereof), and advise Zions of any developments with respect to such Acquisition Proposal immediately upon the occurrence thereof.

  6.07 Affiliate Agreements. (a) Not later than the 15th day prior to the mailing of the Proxy Statement, Company shall deliver to Zions a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of Company (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act or SEC Accounting Series Releases 130 and 135.

  (b) Company shall use its reasonable best efforts to cause each person who may be deemed to be a Company Affiliate to execute and deliver to Zions on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit A.

  6.08 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

  6.09 Certain Policies. Prior to the Effective Date, Company shall, consistent with generally accepted accounting principles and on a basis mutually satisfactory to it and Zions, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Zions.

  6.10 NASDAQ Listing. Zions agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NASDAQ, subject to official notice of issuance, the shares of Zions Common Stock to be issued to the holders of Company Common Stock in the Merger.

  6.11 Regulatory Applications. (a) Zions and Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Zions and Company shall use their reasonable best efforts to make all required bank regulatory filings, including the appropriate filing with the Federal Reserve, within 30 days after the date hereof. Each of Zions and Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

  (b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

  6.12 Indemnification; Director and Officers' Insurance. (a) From and after the Effective Time through the fourth anniversary of the Effective Date, Zions agrees to indemnify and hold harmless each present and former director and officer of Company or any Subsidiary of Company determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including with respect to this Agreement or any of the transactions contemplated hereby) (but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading), whether asserted, claimed or arising prior to, at or after the Effective Time, to the extent to which such Indemnified Parties were entitled under Delaware law and the Company Certificate or the Company By-Laws in effect on the date hereof, and Zions shall also advance expenses as incurred to the extent permitted under Delaware law and the Company Certificate and the Company By-Laws.

  (b) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall as promptly as possible notify Zions thereof, but the failure to so notify shall not relieve Zions of any liability it may have to such Indemnified Party if such failure does not materially prejudice Zions. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Zions shall have the right to assume the defense thereof and Zions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Zions elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are issues which raise conflicts of interest between Zions and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Zions shall pay the reasonable fees and expenses of one such counsel for the Indemnified Parties in any jurisdiction promptly as statements thereof are received, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Zions shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided, further, that Zions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is not permitted or is prohibited by applicable law.

  (c) For a period of three years after the Effective Time, Zions shall use its reasonable best efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Company (provided that Zions may substitute therefor policies of comparable coverage with respect to claims arising from facts or events which occurred before the Effective Time); provided, however, that in no event shall Zions be obligated to expend, in order to maintain or provide insurance coverage pursuant to this
Section 6.12(c), any amount per annum in excess of 150% of the amount of the annual premiums paid as of the date hereof by Company for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Zions shall use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount. Notwithstanding the foregoing, prior to the Effective Time, Zions may request Company to, and Company shall, purchase insurance coverage, on such terms and conditions as shall be acceptable to Zions, extending for a period of three years Company's directors' and officers' liability insurance coverage in effect as of the date hereof (covering past or future claims with respect to periods before the Effective Time) and such coverage shall satisfy Zions' obligations under this Subsection (c).

  (d) If Zions or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Zions shall assume the obligations set forth in this Section 6.12.

  6.13 Benefit Plans. Zions shall, from and after the Effective Time, (i) honor in accordance with their terms all employment or severance agreements entered into prior to the date hereof and Previously Disclosed and
(ii) provide former employees of Company who remain as employees of Zions with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of Zions (including the medical and health benefits available to other similarly situated employees of Zions and coverage of any pre-existing health or medical conditions covered by Company benefit plans), subject, with respect to any executive officer of Company, to the terms of any agreement(s) entered into by or among that executive officer and Zions and/or Grossmont Bank on the date of this Agreement or otherwise prior to the Effective Time, specifically modifying, replacing or relinquishing some or all of his agreements, benefits or plans. If any employee of Company or any Subsidiary of Company becomes a participant in any employment benefit plan, practice or policy of the Surviving Corporation, such employee shall be given credit under such plan, practice or policy for all service prior to the Effective Date with Company or such Subsidiary of Company for purposes of eligibility and vesting, but not for benefit accrual purposes, for which such service is taken into account or recognized, provided that there be no duplication of such benefits as are provided under any employee benefit plans, practices, or policies of Company or any Subsidiary of Company that continue in effect following the Effective Time. In addition, Zions shall roll Company's existing 401(k) plan into Zions' 401(k) plan.

  6.14 Accountants' Letters . Each of Company and Zions shall use its reasonable best efforts to cause to be delivered to the other party, and to Zions' directors and officers who sign the Registration Statement, a letter of their respective independent auditors, dated (i) the date on which the Registration Statement shall become effective and (ii) a date shortly prior to the Effective Date, and addressed to such other party, and such directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72.

  6.15 Notification of Certain Matters. Each of Company and Zions shall give prompt notice to the other of any fact, event or circumstance known to it that
(i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

  6.16 Stockholder Agreements. The directors and certain officers and stockholders of Company, in their capacities as stockholders, in exchange for good and valuable consideration, have executed and delivered to Zions stockholder agreements substantially in the form of Exhibit B hereto (the "Stockholder Agreements"), committing such persons, among other things, (i) to vote their shares of Company Common Stock in favor of the Agreement at the Company Meeting, (ii) to certain representations concerning the ownership of Company Common Stock and Zions Common Stock to be received in the Merger and
(iii) certain other matters.

  6.17 Directors of Grossmont Bank. Zions agrees to cause Grossmont Bank to add to the board of directors of Grossmont Bank three individuals from the Company Board who are reasonably acceptable to Zions.

                                  ARTICLE VII

                   CONDITIONS TO CONSUMMATION OF THE MERGER

  7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of Zions and Company to consummate the Merger is subject to the fulfillment or written waiver by Zions and Company prior to the Effective Time of each of the following conditions:

    (a) Stockholder Approvals. This Agreement and the Merger shall have been duly adopted by the requisite vote of the stockholders of Company.

    (b) Regulatory Approvals. All regulatory approvals required to consummate the Merger, the Bank Merger and the other transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Zions Board reasonably determines would (i) following the Effective Time, have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Zions would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

    (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

    (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

    (e) Blue Sky Approvals. All permits and other authorizations under state securities laws necessary to consummate the transactions contemplated hereby and to issue the shares of Zions Common Stock to be issued in the Merger shall have been received and be in full force and effect.

  7.02 Conditions to Obligation of Company. The obligation of Company to consummate the Merger is also subject to the fulfillment or written waiver by Company prior to the Effective Time of each of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Zions set forth in this Agreement (subject to the standard set forth in Section 5.02) shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date), and Company shall have received a certificate, dated the Effective Date, signed on behalf of Zions by the Chief Executive Officer and the Chief Financial Officer of Zions to such effect.

    (b) Performance of Obligations of Zions. Zions shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate, dated the Effective Date, signed on behalf of Zions by the Chief Executive Officer and the Chief Financial Officer of Zions to such effect.

    (c) Opinion of Company's Accountants. Company shall have received an opinion of KPMG Peat Marwick LLP, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code and (ii) no gain or loss will be recognized by stockholders of Company who receive shares of Zions Common Stock in exchange for shares of Company Common Stock, except with respect to cash received in lieu of fractional share interests. In rendering its opinion, KPMG Peat Marwick LLP may require and rely upon representations contained in letters from Company, Zions and stockholders of Company.

    (d) Accountants' Letters. Company shall have received the letters referred to in Section 6.14 from Zions' independent auditors.

    (e) Rights Plan. No Stock Acquisition Date (as such term is defined in the Shareholder Protection Rights Plan) shall have occurred under the Shareholder Protection Rights Plan prior to the Effective Time.

    (f) Accounting Treatment. Company shall have received from its independent auditors, letters, dated the date of or shortly prior to each of the mailing date of the Proxy Statement and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment.

    (g) Listing. The shares of Zions Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

  7.03 Conditions to Obligation of Zions. The obligation of Zions to consummate the Merger is also subject to the fulfillment or written waiver by Zions prior to the Effective Time of each of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement (subject to the standard set forth in Section 5.02) shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date) and Zions shall have received a certificate, dated the Effective Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.

    (b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Zions shall have received a certificate, dated the Effective Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.

    (c) Opinion of Zions' Counsel. Zions shall have received an opinion of Sullivan & Cromwell, special counsel to Zions, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger constitutes a reorganization under
  Section 368 of the Code. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from Company, Zions and stockholders of Company.

    (d) Accountants' Letters. Zions shall have received the letters referred to in Section 6.14 from Company's independent auditors.

    (e) Accounting Treatment. Zions shall have received from KPMG Peat Marwick LLP, Zions' independent auditors, letters, dated the date of or shortly prior to each of the mailing date of the Proxy Statement and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment.

                                 ARTICLE VIII

                                  TERMINATION

  8.01 Termination. This Agreement may be terminated, and the Acquisition may be abandoned:

    (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Zions and Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

    (b) Breach. At any time prior to the Effective Time, by Zions or Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.

    (c) Delay. At any time prior to the Effective Time, by Zions or Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by August 31, 1998, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this
  Section 8.01(c).

    (d) No Approval. By Company or Zions, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) the stockholder approval required by Section 7.01(a) herein is not obtained at the Company Meeting.

    (e) Failure to Recommend, Etc. At any time prior to the Company Meeting, by Zions if the Company Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Zions.

    (f) By Zions. By Zions, by written notice to Company, if Company takes, causes to be taken or allows to be taken any action that would be prohibited under Section 6.06 hereof; or

    (g) By Company. By Company, by written notice to Zions prior to the approval by the stockholders of Company of the principal terms of this Agreement, if Company receives an Acquisition Proposal on terms and conditions which the Company Board determines, after receiving the advice of its outside counsel, (i) that to proceed with the Merger will violate the fiduciary duties of the Company Board to Company's shareholders and
  (ii) to accept such proposal; provided, however, that Company shall not be entitled to terminate this Agreement pursuant to this clause (g) unless it shall have provided Zions with written notice of such a possible determination (which written notice will inform Zions of the Material terms and conditions of the proposal, including the identity of the proponent) two business days prior to such determination.

  8.02 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 8, subject to the provisions of Section 8.02(b) and Section 8.02(c), no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.01 and (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

    (b) If this Agreement shall be terminated (i) by Zions pursuant to
  Section 8.01(b), Section 8.01(e) or Section 8.01(f) and, at the time of the occurrence of the circumstance permitting termination pursuant to such Section, there shall exist an Acquisition Proposal with respect to Company or any of its Subsidiaries, or (ii) by Company pursuant to Section 8.01(d)(ii) or Section 8.01(g) and, at the time of the occurrence of the circumstance permitting termination pursuant to such Section, there shall exist an Acquisition Proposal with respect to Company or any of its Subsidiaries, then Company shall promptly pay to Zions a termination fee equal to $1.8 million, which (except in the case of termination pursuant to Section 8.01(f), in which case such amount shall offset any damages to Zions to the extent of payment) the parties agree shall represent liquidated and exclusive damages recoverable by Zions relating to the actions resulting in termination.

    (c) Company and Zions agree that the agreements contained in paragraph
  (b) above are an integral part of the transactions contemplated by this Agreement, that without such agreements Zions would not have entered into this Agreement, and that such amount constitute reasonable liquidated damages and reasonable compensation to Zions for the loss sustained thereby and not a penalty. If Company fails to pay Zions the amount due under paragraph (b) within three business days of such termination, Company shall pay the costs and expenses (including legal fees and expenses) incurred by Zions in connection with any action, including the filing of any lawsuit, taken to collect payment of such amount, together with interest on the amount of any such unpaid amount at the publicly announced prime rate of Zions First National Bank from the date of such termination.

                                  ARTICLE IX

                                 MISCELLANEOUS

  9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.12 and 6.13 and this Article IX which shall survive the Effective
Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(b), 6.05(b), 8.02, and this Article IX which shall survive such termination).

  9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefitted by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would violate the DGCL or reduce the consideration to be received by Company stockholders in the Merger.

  9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

  9.04 Governing Law; Waiver of Jury Trial. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law or of the UBCA are applicable). Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Venue for any action between the parties to this Agreement shall be a court of competent jurisdiction in the City of San Diego, California.

  9.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

  9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

  If to Company, to:

    Tri-Baker Enterprises
    613 West Valley Parkway, Suite 315
    Escondido, California 92025
    Attention: Mark N. Baker
    Facsimile: (760) 747-4574

  With a copy to:

    Higgs, Fletcher & Mack LLP
    401 West A Street, Suite 2000
    San Diego, California 92101
    Attention: Kurt L. Kicklighter, Esq.
    Facsimile: (619) 696-1410

  If to Zions, to:

    Zions Bancorporation
    One South Main, Suite 1380
    Salt Lake City, Utah 84111
    Attention: Dale M. Gibbons
    Facsimile: (801) 524-2129

  With a copy to:

    Sullivan & Cromwell
    444 South Flower Street
    Los Angeles, California 90071
    Attention: Stanley F. Farrar
    Facsimile: (213) 683-0457

  9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  9.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require Company, Zions or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          FP BANCORP, INC.

                                                    /s/ Mark N. Baker
                                          By: _________________________________
                                             Name: Mark N. Baker
                                             Title: Chairman

                                          ZIONS BANCORPORATION

                                                   /s/ Dale M. Gibbons
                                          By: _________________________________
                                             Name: Dale M. Gibbons
                                             Title: Chief Financial Officer

                FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

  First Amendment, dated as of February 27, 1998, to the Agreement and Plan of Merger, dated as of December 29, 1997 (the "Merger Agreement"), between FP Bancorp, Inc. ("Company") and Zions Bancorporation ("Zions").

  WHEREAS, Company and Zions have agreed to amend the Merger Agreement to make certain modifications to certain provisions governing employee benefit matters;

  NOW, THEREFORE, the parties hereto agree as follows:

    1. Amendment to the Merger Agreement. The last sentence of Section 6.13 of the Merger Agreement, which currently reads "In addition, Zions shall roll Company's existing 401(k) plan into Zions' 401(k) plan", is hereby amended to read "In addition, prior to the Effective Time, Company shall terminate its 401(k) plan, but former employees of Company who remain as employees of Zions shall be eligible to participate in Zions' 401(k) plan and may roll over their Company Common Stock and cash distributions resulting from the termination of Company's 401(k) plan into Zions' 401(k) plan."

    2. Miscellaneous. Except as expressly amended and modified hereby, the Merger Agreement is reaffirmed and remains in full force and effect. This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, each of the parties hereto have executed this Amendment on the date first above written.

                                          FP BANCORP, INC.

                                                /s/ Harvey L. Williamson
                                          By: _________________________________
                                             Name: Harvey L. Williamson
                                             Title: President and CEO

                                          ZIONS BANCORPORATION

                                                    /s/ Dale Gibbons
                                          By: _________________________________
                                             Name: Dale Gibbons
                                             Title: Chief Financial Officer

                                                                     APPENDIX B

--------------------------------------------------------------
SANDLER O'NEILL & PARTNERS, L.P.      Telephone:  212-466-7700
Investment Banking Group                          800-635-6855
Two World Trade Center, 104th Floor   Facsimile:  212-466-7711
New York, New York 10048
                                                                Sandler O'Neill

April 20, 1998

Board of Directors
FP Bancorp, Inc.
613 W. Valley Parkway
Escondido, CA 92025-4929

Gentlemen:

  FP Bancorp, Inc. ("FP Bancorp") and Zions Bancorporation ("Zions") have entered into an Agreement and Plan of Merger, dated as of December 29, 1997 (the "Agreement"), pursuant to which FP Bancorp will be merged with and into Zions (the "Merger"). Upon the Effective Time of the Merger (as defined in the Agreement), each share of FP Bancorp common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (the "FP Bancorp Shares"), other than certain shares specified in the Agreement, will be converted into the right to receive .627 shares (the "Exchange Ratio") of Zions common stock, no par value, together with the rights attached thereto pursuant to the Shareholder Protection Rights Agreement, dated September 27, 1996, between Zions and Zions First National Bank, as rights agent. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the FP Bancorp Shares.

  Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Stockholders' Agreements, dated as of December 29, 1997, by and between certain shareholders of FP Bancorp and Zions; (iii) FP Bancorp's audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its Annual Report on Form 10-KSB for the years ended December 31, 1996 and 1997, respectively; (iv) Zions' audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations as contained in its Annual Reports on Form 10-K for the years ended December 31, 1996 and 1997, respectively; (v) FP Bancorp's unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-QSB for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively; (vi) Zions' unaudited consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in its Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively; (vii) certain financial analyses and forecasts of FP Bancorp prepared by and reviewed with management of FP Bancorp and the views of senior management of FP Bancorp regarding FP Bancorp's past and current business operations, results thereof, financial condition and future prospects;
(viii) certain financial analyses and forecasts of Zions prepared by and reviewed with management of Zions and the views of senior management of Zions regarding Zions' past and current business operations, results thereof, financial condition and future prospects, including the pro forma condensed combined financial information of Zions and The Sumitomo Bank of California contained in the Proxy Statement-Prospectus of FP and Zions relating to the Merger; (ix) the pro forma impact of the Merger on Zions; (x) the publicly reported historical price and trading activity for FP Bancorp's and Zions' common stock, including a comparison of certain financial and stock market information for FP Bancorp and Zions with similar publicly available information for certain other companies the securities of which are publicly traded; (xi) the financial terms of recent business combinations in the banking institution industry, to the extent publicly available; (xii) the current market environment generally and the banking environment in particular; and (xiii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

  In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability for the accuracy or completeness of any such information. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of FP Bancorp or Zions or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals (relying, where relevant, on the analyses and estimates of FP Bancorp and Zions). With respect to the financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of FP Bancorp and Zions and that such performances will be achieved. We have also assumed that there has been no material change in FP Bancorp's or Zions' assets, financial condition, results of operations, business or prospects since December 31, 1997, the date of the last financial statements noted above. We have assumed that FP Bancorp and Zions will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the Merger will be accounted for as a pooling of interests and that the conditions precedent in the Agreement are not waived.

  Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Zions' common stock will be when issued to FP Bancorp's shareholders pursuant to the Agreement or the prices at which FP Bancorp's or Zions' common stock will trade at any time.

  We have acted as FP Bancorp's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for FP Bancorp and have received compensation for such services.

  In the ordinary course of our business, we may actively trade the debt and equity securities of FP Bancorp and Zions for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  Our opinion is directed to the Board of Directors of FP Bancorp in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of FP Bancorp as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to FP Bancorp's and Zions' Proxy Statement-Prospectus dated the date hereof.

  Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of FP Bancorp Shares.

                                  Very truly yours,


                                  /s/ Sandler O'Neill & Partners, L.P.


                                      B-2